





PROVIDING A QUALITY EXPERIENCE...

COMPANY PROFILE

At March 31, 2002, Dallas, Texas-based United Surgical Partners International, a leader in affiliations with not-for-profit healthcare system partners, operated 22 domestic facilities through strategic relationships with ten major not-for-profit healthcare system partners. In total, the Company owned and operated 54 surgical facilities in the United States, Spain and the United Kingdom.

NOTICE OF ANNUAL MEETING

The Annual Meeting of Shareholders will be held on May 15, 2002, at 8:30 a.m., local time, in the Metroplex Room at the Hotel Inter-Continental Dallas, 15201 Dallas Parkway, Addison, Texas.

...FOR BOTH PATIENT AND PHYSICIAN


$ 70,413
$ 138,408
$ 244,368
99
00
01

TOTAL REVENUES
(in thousands)

EBITDA
less minority Interest
(in thousands)


$ 4,660
$ 19,455
$ 52,332
99
00
01






28
33
49
99
00
01

TOTAL NUMBER OF FACILITIES

TOTAL SURGERIES


88,000
131,000
198,000
99
00
01

FINANCIAL HIGHLIGHTS *(in thousands, except per share data)*

Years Ended December 31,	**2001**	2000
Revenues	**$ 244,368**	$ 138,408
Operating expenses	**184,478**	116,621
Depreciation and amortization	**26,116**	14,138
Operating income	**33,774**	7,649
Interest expense, net	**(17,628)**	(11,628)
Other	**146**	(782)
Income (loss) before minority interests	**16,652**	(4,761)
Minority interests in income of consolidated subsidiaries	**(7,558)**	(2,332)
Income (loss) before income taxes	**9,094**	(7,093)
Income tax expense	**(1,431)**	(1,070)
Net income (loss) before extraordinary items	**7,663**	(8,163)
Extraordinary items, net of taxes	**(4,913)**	-
Net income (loss)	**2,750**	(8,163)
Preferred stock dividends	**(2,684)**	(5,971)
Net income (loss) attributable to common stockholders	**$ 66**	$ (14,134)
Net income (loss) per share attributable to common stockholders:		
Basic earnings (loss) per share:		
Net income (loss) before extraordinary items	**$ 0.27**	$ (1.80)
Extraordinary items	**(0.27)**	-
Total	**$ -**	$ (1.80)
Diluted earnings (loss) per share:		
Net income (loss) before extraordinary items	**$ 0.26**	$ (1.80)
Extraordinary items	**(0.26)**	-
Total	**$ -**	$ (1.80)
Weighted average number of common shares:		
Basic	**18,380**	7,850
Diluted	**19,291**	7,850

At Year End	**2001**	2000
Total assets	**$ 556,857**	$ 330,396
Long-term debt	**$ 228,041**	$ 133,852
Stockholders' equity	**$ 226,527**	$ 48,797


Mountain Empire Surgery Center, located in Johnson City, Tennessee, is a center in the joint venture between Watauga Orthopaedics, Orthopaedic Associates of Johnson City, and Johnson City Medical Center. The facility boasts state-of-the-art equipment, a highly experienced operating room and administrative staff focused on orthopaedic specialty care.

Mountain Empire Surgery Center
Johnson City, Tennessee

LETTER TO SHAREHOLDERS:



Donald E. Steen
Chairman and
Chief Executive Officer

A SIMPLE STRATEGY FOR A COMPLEX WORLD

Everyday life is complicated, with too many choices, too many options, and often too many distractions. But occasionally, the opportunity comes along to simplify – to make things easier and better. This is exactly what we've done at United Surgical Partners International. In the complex, sometimes convoluted world of healthcare delivery, we are making things simple and better. And, we are doing it on two continents.

Simply put, we provide surgery services. In the United States, we operate ambulatory surgical centers in partnership with physicians and major not-for-profit health systems. In Western Europe, we operate private hospitals that focus primarily on surgical services. At first glance, our efforts may seem somewhat complex. Yet, even in a field in which technologies and service delivery have evolved dramatically, we retain a basic, very simple view of our business.

The key to success in the surgery business—providing a quality experience for both the patient and the physician—has not changed in the more than 20 years of our management team's involvement in this field. In this way, the growth of United Surgical Partners International and our arrival in 2001 as a publicly traded company underscore the old expression: "The more things change, the more they stay the same." Really, the only difference is that we are more experienced and even better at doing it right and keeping it simple.

THE EXPERIENCE TO CAPITALIZE ON OPPORTUNITIES

Since our company's establishment in 1998, United Surgical Partners International has emerged as a leading operator of outpatient surgery centers and private surgical hospitals in the United States and Western Europe. Underlying that growth is a wealth of experience that has enabled us to recognize and capitalize on the opportunities in this fragmented, rapidly evolving marketplace.

For a variety of reasons, our approach represents an excellent platform for serving the needs and meeting the expectations of both physicians and patients. Our field has witnessed a remarkable transformation in the past two decades. As recently as 1980, only 15% of all surgeries was performed on an outpatient basis. And of this 15%, only a small amount — just 6% — was performed outside of hospitals. Today, outpatient procedures account for more than 70% of the more than 35 million surgeries performed in the United States each year. At a rate that is increasing even more dramatically, these surgeries are moving to specialized, freestanding centers. In fact, the number of outpatient procedures performed in centers, such as those we operate, grew by nearly 200% in the past decade.

This rapid evolution of the marketplace results from several independent factors whose confluence has created new opportunities for a company with the expertise and resources to optimize them. For one thing, new surgical techniques and technologies, particularly those that permit minimally invasive procedures, along with advances in anesthesiology, have permitted many surgeries that once could be performed only in acute-care hospitals to be delivered on a same-day basis in outpatient centers. In some states, changes in regulations governing surgical facilities have permitted overnight stays at outpatient centers—enabling them to perform more complex surgeries that previously required inpatient admission to a hospital.

The key to success in the surgery business — providing a quality experience for both the patient and the physician — has not changed in the more than 20 years of our management team's involvement in this field.



Patients and their families find our facilites convenient, accessible, and less institutional; and they appreciate the streamlined admission and discharge procedures they offer.



Even more significantly, cost-containment efforts by payors—not just managed-care organizations, but government programs, private insurance companies and self-insured employers—have fueled the growth of outpatient surgical facilities, which have proven to be a more cost-effective setting than hospitals. These freestanding facilities are as attractive to physicians as they are to payors. Unlike acute-care hospitals that have to manage emergency cases, which often force the rescheduling of routine surgeries, ambulatory surgical facilities offer an environment in which physicians can be most productive. Patients and their families find our facilities convenient, accessible, and less institutional; and they appreciate the streamlined admission and discharge procedures they offer.

Many major, not-for-profit health systems are embracing the short-stay surgical facility model, too. Increasingly, they are seeking to develop ambulatory surgical centers, typically in partnership with physicians, so they can offer the advantages of these facilities to their physicians and their patients. This enables these health systems to provide additional access to outpatient surgical facilities in the communities they serve. They are seeking partners, such as United Surgical Partners International, that can provide capital and experienced managers to help them create ventures in outpatient facilities in which surgeons can also participate.

Several of these prominent not-for-profit health systems have affiliated with our company because of a strong desire to enhance their alignment with physicians using their facilities. Such partnerships give our company the opportunity to act as the catalyst that brings the healthcare system and the physician together in a setting that is cost-effective, patient-friendly and physician-oriented. Our track record for performance in the not-for-profit sector with existing partners is a powerful marketing tool in our discussions with prospective not-for-profit health systems.

ON TWO CONTINENTS

In Western Europe, an entirely different dynamic has produced a similarly intense demand for an alternative source of surgical services. In these countries, government-funded national health services cover almost the entire population. For emergency procedures and major, complicated surgeries such as coronary bypass operations, the system works fairly well. Because of the public system's finite capacity, however, patients face both a rationing of services and long waiting lists (up to 12 months) for elective surgeries such as a knee arthroscopy, along with delays for many diagnostic procedures such as cancer biopsies. Many patients also seek greater privacy and more personalized service than the public health system affords, and they want to be able to see the physician of their choice.

To meet the growing demand, a private system has arisen in Europe. Across the Continent, approximately 13% of the population now maintains private insurance to cover elective surgical procedures—in some countries, such as Spain, the number is nearly 20% — while many others pay for their surgeries directly. In addition, a number of employers now offer private insurance as an employee benefit. For elective surgeries, patients choose their own physicians, who in turn choose private hospitals, which typically focus on surgeries.

Both in Europe and America, surgeries represent an area of tremendous growth. There is another important common denominator: Both marketplaces represent significant opportunities for United Surgical Partners International. Though the shift toward freestanding surgical facilities in the United States has progressed rapidly, there has been no corresponding trend toward consolidation. Of the country's nearly 3,200 ambulatory surgery centers, 70% remain privately owned, mostly by physicians. Overall, the ownership of private hospitals in Europe is even more fragmented (though the United Kingdom is an exception). In Spain, for example, only 16% of the private surgical hospitals are owned by multi-facility systems. With limited competition, and almost no presence by U.S. healthcare companies, a great opportunity exists for United Surgical Partners International to create a private hospital network through which we can enjoy both synergies and leverage to negotiate more effectively with large health insurance companies.

A STRONG PARTNER FOR A WORLD OF OPPORTUNITY

Two decades of experience in the field of surgery services have reinforced among all the individual members of our management team the validity of United Surgical Partners International's overarching strategy. It is a strategy that, to us, is of such paramount importance that it is reflected in the very name of our company. The concept of partnership is intrinsic to our business. Successfully managing surgical services—no matter where they may be delivered—involves meeting the needs not only of patients but of physicians and payors as well. Though the execution of our business may differ in the various environments in which we operate, our fundamental approach is both simple and unchanging: to facilitate positive outcomes for all involved.

In the United States, we pursue this goal by forming strategic partnerships with physician groups and high quality large, not-for-profit hospitals to develop and acquire ambulatory surgical facilities. At March 31, 2002, we operated a network of 43 centers in 16 states—23 of them concentrated in the Dallas, Atlanta and Nashville markets. As partners, we have attracted some of America's most respected healthcare systems, including Baylor Health Care System of Dallas; Meridian Health System of Wall, New Jersey; Catholic Healthcare West-Saint Rose Dominican Hospital of Las Vegas; Saint Thomas Health System of Nashville; Northside Hospital of


Parkside Hospital, renowned for its high standards of nursing care and the excellence of the resident and consultant medical teams, is a private, independent 69-bed hospital with state-of-the-art technology, located in Wimbledon, London.

Parkside Hospital
Wimbledon, London

Atlanta; and Memorial Hermann Healthcare System of Houston. The major emphasis on affiliations with prominent health systems is unique to our company. This important growth vehicle not only distinguishes our firm by the company we keep, but it also offers significant advantages to the partnering health systems. It allows these not-for-profit groups to focus on their inpatient business, promotes physician loyalty and improves overall system profitability.

Affiliating with well known providers not only strengthens United Surgical Partners International's own reputation and credibility, it accelerates our company's growth by enhancing our ability to negotiate for managed care contracts; affording access to physicians with whom the hospital is affiliated; and, frequently, providing opportunities to partner with ambulatory facilities the healthcare system may already own. Meanwhile, working with us serves the strategic interests of our hospital partners by enabling them to take advantage of the trend toward ambulatory and short-stay facilities (and our operational expertise) without major capital outlays on their part. By directing many of their current surgical patients to freestanding facilities, they also are able to improve their cost-efficiency and can focus on their core competency. Most of all, hospitals can forge stronger partnerships with surgeons and place themselves in better positions than ever before to attract and retain the physicians who are the lifeblood of their facilities.

Physicians, who also typically are our partners in owning and developing surgical centers, enjoy greater efficiencies than before, since our facilities enable them to perform more procedures in a shorter time than in hospital settings. No less important, they can count on state-of-the-art technologies and best practices that, combined with their expertise, lead to consistently excellent outcomes.

STRONG INTERNAL GROWTH, ACQUISITIONS AND JOINT VENTURES

As the local networks cultivated around our centers have begun to mature and relationships with physicians and not-for-profit hospitals have deepened, our company has experienced strong internal growth. On a company-wide basis, we achieved same-facility surgical case growth in 2001 of approximately 15%, substantially in excess of industry benchmarks. In the final analysis, our ability to achieve this same-facility surgical case growth is based upon the quality of the relationships we have developed with our physician and health system partners. Through these sound relationships, we are achieving

Our track record for performance in the not-for-profit sector with existing partners is a powerful marketing tool in our discussions with prospective not-for-profit health systems.



additional market penetration. An excellent case in point is the Saint Thomas Health System of Nashville, Tennessee. With the health system as the hub, we are creating additional satellite facilities, which will eventually lead to our operation of five to six surgery centers in the Nashville marketplace.

Our focus on development, both joint ventures and acquisitions, is a major component of our successful growth strategy. Our experience in this area is second to none, and as our visibility continues to rise in the medical community, even more opportunities for additional growth become available. As a result, we have a very active pipeline of acquisition and joint venture candidates, giving us the ability to be very disciplined in the selection process.

We also grew last year through a merger with OrthoLink Physicians Corporation, which operated its own network of orthopaedic clinics and surgery centers. In addition to broadening the scope of our operations, the merger placed us in partnership with more than 200 orthopaedic surgeons whose specialty represents not only one of the fastest growing and most profitable segments of the outpatient surgery field, but also accounts for more than one-third of the total procedures performed at our centers.

INTERNATIONAL – A SIMILAR APPROACH

Though the differences between the two marketplaces are obvious, the fundamental factors that drive our strategy in Europe are similar to those behind our approach in the United States, and they are similarly uncomplicated. As in America, we seek to achieve a critical mass of facilities in selected European markets and to optimize our operational efficiency, enabling us to create synergies and to gain leverage in contracting with payors. And, as in America, our most basic priority is to meet the needs of our physicians, who are the key decision-makers in determining where surgeries will be performed.

In Spain and the United Kingdom, we are selectively acquiring private hospitals that focus on surgeries and building a network of facilities around major population centers. In the process, we are positioning our company to take advantage of the growing demand for surgery and cancer treatments outside the national health systems in those countries and to capitalize on opportunities for consolidation within individual nations.

In Western Europe, we carefully assemble experienced local management teams. We recognize that there is no substitute for in-depth knowledge of the particularities of each nation's culture and healthcare system. At the same time, drawing on our own expertise, we apply a principle that is common to our company's success everywhere: By improving the efficiency and effectiveness of the ambulatory centers and hospitals we acquire—through shared best practices, cost controls and group supply purchasing—we meet the needs of physicians, payors and patients.

A TOOL FOR CONTINUOUS IMPROVEMENT — AND CONTINUING GROWTH

It is one thing to regard excellent, continually improving outcomes as an ideal. It is quite another to demonstrably, tangibly achieve that goal. It is the difference between merely competing and gaining a competitive advantage. And it is the rationale behind United Surgical Partners International's EDGE—Every Day Giving Excellence—a management system that represents our most important business tool.

United Surgical Partners International's EDGE is a proprietary measurement system used to track our company's overall clinical and financial performance by continually monitoring all the key indicators from our facilities. Using this system, we capture an invaluable wealth of clinical data on each center, such as the percentage of surgeries that start on time, the turnaround time between procedures, complication rates, the efficiency of our scheduling and patient satisfaction. Having this data, which measures key requirements of our various customers—surgeons, payors and patients—empowers us to identify trends, share best practices, continuously implement improvements and budget and plan more effectively.

Moreover, United Surgical Partners International's EDGE allows us not only to achieve an efficient, accommodating environment in which physicians can more effectively care for their patients, it enables us to demonstrate that efficiency in quantifiable terms. Because the system offers our prospective hospital and physician partners statistical information that few if any of our competitors provide—and that these partners typically do not otherwise obtain—United Surgical Partners International's EDGE has become exactly that. It is a powerful and complex tool, but, like the rest of our business, it flows from a simple idea: Providing the best experience for surgeons and patients is the ultimate best practice.


BAYLOR SURGICARE

Baylor Surgicare — a center in the joint venture with Baylor Health Care System, USPI and local physicians — is a multi-specialty facility located within two blocks of the Baylor University Medical Center campus in Dallas, Texas. The surgery center, which has six operating rooms, two treatment rooms and 17,000 square feet, opened in 1985 and became part of the USPI/Baylor network in June 1999



William H. Wilcox
President

A FOUNDATION FOR THE FUTURE

Though United Surgical Partners International is only four years old, and though we became a publicly traded company only in the past year, and though our operations span two different continents and two separately evolving business environments, the simple, fundamental things have proven most important to our success.

We began with deep experience. We have centered our efforts on meeting the needs of our physician partners, who have always been the focal point of healthcare delivery. As a result, we have been able to grow dramatically, in direct proportion to the opportunities in the marketplace. More important, we believe we have forged a strong foundation for the future. United Surgical Partners International is here for the long term. That is how you deliver quality care to patients and value to shareholders. We believe that it will be an exciting and rewarding journey for our shareholders, and we are grateful to each of you for joining us in this important venture.

Sincerely,

Donald E. Steen
Chairman and Chief Executive Officer

William H. Wilcox
President

The selected consolidated statement of operations data set forth below for the period from February 27, 1998 (inception) through December 31, 1998 and the years ended December 31, 1999, 2000 and 2001, and the consolidated balance sheet data at December 31, 1998, 1999, 2000 and 2001, are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent auditors.

The historical results presented below are not necessarily indicative of results to be expected for any future period. The comparability of the financial and other data included in the table is affected by our acquisition of OrthoLink on February 12, 2001 and of Aspen Healthcare Holdings Limited on April 6, 2000 as well as other acquisitions completed since our inception. For a more detailed explanation of this financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this report.

	Years Ended December 31,			Period from 2/27/98 (inception) through
(in thousands, except per share and facility data)	**2001**	2000	1999	12/31/98
Consolidated Statement of Operations Data:				
Total revenues	**$ 244,368**	$ 138,408	$ 70,413	$ 20,572
Operating expenses excluding depreciation and amortization	**184,478**	116,621	65,635	22,788
Depreciation and amortization	**26,116**	14,138	7,875	2,015
Operating income (loss)	**33,774**	7,649	(3,097)	(4,231)
Other income (expense):				
Interest income	**852**	912	329	722
Interest expense	**(18,120)**	(12,540)	(3,145)	(497)
Other	**146**	(782)	(362)	(246)
Income (loss) before minority interest	**16,652**	(4,761)	(6,275)	(4,252)
Minority interest in (income) loss of consolidated subsidiaries	**(7,558)**	(2,332)	(118)	23
Net income (loss) before extraordinary items	**7,663**	(8,163)	(6,844)	(3,928)
Extraordinary items, net of taxes[a]	**(4,913)**	–	–	–
Net income (loss) attributable to common stockholders[b]	**$ 66**	$ (14,134)	$ (8,540)	$ (4,356)
Share Data:				
Net income (loss) attributable to common stockholders:				
Basic earnings (loss) per share:				
Net income (loss) before extraordinary items	**$ 0.27**	$ (1.80)	$ (1.17)	$ (1.29)
Extraordinary items	**(0.27)**	–	–	–
Total	**$ –**	$ (1.80)	$ (1.17)	$ (1.29)
Diluted earnings (loss) per share:				
Net income (loss) before extraordinary items	**$ 0.26**	$ (1.80)	$ (1.17)	$ (1.29)
Extraordinary items	**(0.26)**	–	–	–
Total	**$ –**	$ (1.80)	$ (1.17)	$ (1.29)
Weighted average number of common shares:				
Basic	**18,380**	7,850	7,308	3,366
Diluted	**19,291**	7,850	7,308	3,366
Other Data:				
Number of facilities operated as of the end of period	**49**	33	28	16
EBITDA[c]	**$ 59,890**	$ 21,787	$ 4,778	$ (2,216)
EBITDA less minority interests[c]	**52,332**	19,455	4,660	(2,193)

(in thousands)	As of December 31, **2001**	2000	1999	1998
Consolidated Balance Sheet Data:				
Working capital	$ **40,285**	$ (58,213)	$ 10,461	$ 18,490
Cash and cash equivalents	**33,881**	3,451	3,716	4,965
Total assets	**556,857**	330,396	176,703	124,792
Total debt	**238,681**	187,767	72,684	11,675
Redeemable preferred stock	–	32,819	36,040	34,344
Total stockholders' equity	**226,527**	48,797	36,571	52,103

(a) Represents extraordinary charge for expenses related to the early retirement of debt with the proceeds of the Company's senior subordinated debt offering.

(b) Includes preferred stock dividends of $428, $1,696, $5,971 and $2,684 for the period from February 27, 1998 (inception) through December 31, 1998 and the years ended December 31, 1999, 2000 and 2001, respectively. No common stock dividends were declared or paid in any period.

(c) EBITDA is calculated as operating income plus depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for net income (loss), operating income (loss), cash flows provided by operating activities or any other measure of operating performance calculated in accordance with generally accepted accounting principles. EBITDA is widely used by financial analysts as a measure of financial performance. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this report.

OVERVIEW

We were organized in February 1998 and we operate surgery centers and private surgical hospitals in the United States, Spain and the United Kingdom. We began operations on February 27, 1998, and our first acquisition was of one hospital and a group of clinics located in Barcelona, Spain in April 1998. We have grown through the acquisition of additional facilities in Spain, the United States and the United Kingdom as well as the development of new facilities in the United States. We have ownership interests in 35 surgery centers and one private surgical hospital and manage or operate through consulting agreements three additional surgery centers in the United States. Also in the United States, we own interests in and will operate three surgery centers and one private surgical hospital that are currently under construction. In Spain, we own and operate seven private surgical hospitals (including one that was acquired subsequent to December 31, 2001), two surgery centers and a diagnostic facility. In the United Kingdom, we own and operate two private surgical hospitals and are developing a cancer treatment center. For the year ended December 31, 1999, our first full year in operation, we generated $70.4 million of revenues, a $3.1 million operating loss and $4.7 million of EBITDA less minority interest. For the year ended December 31, 2001, our revenues had grown to $244.4 million, we generated $33.8 million of operating income and our EBITDA less minority interests had grown to $52.3 million.

CRITICAL ACCOUNTING POLICIES

Management of the Company is required to make certain estimates and assumptions during the preparation of our consolidated financial statements in accordance with generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates. Certain of our accounting policies and estimates have a more significant impact on our financial statements than others, due to the size of the underlying financial statement elements.

Consolidation. Our determination of the appropriate consolidation method to follow with respect to our investments in subsidiaries is based on the amount of control we have, combined with our ownership level, in the underlying entity. Our consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and other subsidiaries over which we have control. Our investments in subsidiaries in which we have the ability to exercise significant influence over operating and financial policies, but do not control (including subsidiaries where we have less than 20% ownership) are accounted for on the equity method. All of our other investments are accounted for on the cost method.

Accounting for an investment as either consolidated versus equity method generally has no impact on our net income or stockholders' equity in any accounting period, but does impact individual income statement and balance sheet balances, as consolidation effectively grosses up our income statement and balance sheet. However, if control or influence aspects of an equity method investment were different, it could result in us being required to account for an investment by consolidation or using the cost method. Under the cost method, the investor only records its share of the underlying entity's earnings to the extent that it received dividends or distributions from the investee. Under the cost method, the investor does not record its share of income or losses of the investee. Conversely, under either consolidation or equity method accounting, the investor effectively records its share of the underlying entity's net income or loss based on its ownership percentage. At December 31, 2001, $0.2 million of the Company's total investment in unconsolidated affiliates of $12.3 million relates to investments that are accounted for using the cost method and the remaining $12.1 million represents investments in unconsolidated affiliates accounted for using the equity method.

Revenue Recognition. We recognize revenue in accordance with Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*, which has four basic criteria that must be met before revenue is recognized:

- Existence of persuasive evidence that an arrangement exists;
- Delivery has occurred or services have been rendered;
- The seller's price to the buyer is fixed and determinable; and
- Collectibility is reasonably assured.

Our revenue recognition policies are consistent with these criteria. Our revenues that are subject to the most judgment are those patient service revenues that are not generated under contracted or government mandated fee schedules or discount arrangements. Approximately 15% of our net revenues for the year ended December 31, 2001 were generated by noncontracted and nongovernment payors. The allowances that we record for these revenues are based on our best estimates of expected actual reimbursement based primarily on historical collections for similar transactions.

Income Taxes. Management accounts for income taxes under the asset and liability method. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. If, in the opinion of management, it is more likely than not that some or all of the deferred tax assets may not be realized, deferred tax assets are reduced by a valuation allowance.

ACQUISITIONS, EQUITY INVESTMENTS AND DEVELOPMENT PROJECTS

In February 2002, we acquired a surgical hospital in Murcia, Spain for a total consideration of approximately $7.3 million in cash (of which $6.6 million will be paid upon the consummation of the acquisition and $0.7 million will be paid on the first anniversary of the consummation of the acquisition), approximately $0.3 million in assumed debt and approximately $12.4 million in assumed capital lease obligations.

During the fourth quarter of 2001, we acquired ownership interests in four surgery centers through separate transactions, expanding to three additional markets in the U.S. In October 2001, we acquired a 66% interest in a surgical facility in Sarasota, Florida for a total consideration of approximately $3.4 million in cash and approximately $1.3 million in assumed debt. During November 2001, we completed two acquisitions:(1) an 80% interest in a surgical facility in West Covina, California (Los Angeles area) for a total consideration of approximately $10.8 million in cash and approximately $1.2 million in assumed debt and (2) an 83% interest in a surgical facility in Fredericksburg, Virginia for a total consideration of approximately $6.3 million in cash, a warrant to acquire 25,000 shares of our common stock at a price equal to approximately $16.45 per share and approximately $700,000 in assumed debt. In December 2001, we expanded our presence in the Los Angeles area and acquired a 35% interest in a surgical facility in Torrance, California for a total consideration of approximately $11.0 million.

During July 2001, we acquired a controlling interest in a surgery center in Fort Worth, Texas for approximately $14.0 million in cash. We had previously operated this surgery center under a management contract. In addition, in July and August 2001, we opened newly developed surgery centers in Knoxville, Tennessee and Lawrenceville, Georgia.

On February 12, 2001, we completed a merger with OrthoLink. The transaction was funded through the issuance of 3,367,651 shares of our common stock to OrthoLink stockholders. OrthoLink was incorporated in 1996 and, as of February 1, 2001, held a direct or indirect ownership interest in eight surgery centers. We also held an ownership interest in and managed one of these centers. OrthoLink managed six of the eight surgery centers in which it held an ownership interest and managed two additional surgery centers in which it had no ownership interest. OrthoLink also provides specialized management services for hospitals. In addition, OrthoLink has service agreements with 14 physician groups in six states. OrthoLink's physician practice management operations are not, and are not expected to be in the future, a material part of our business.

In April 2000, we acquired 100% of the outstanding common stock of Aspen Healthcare Holdings Limited that owns and operates two private surgical hospitals in England. We paid approximately $89.2 million in cash for that acquisition, approximately $54.0 million of which we borrowed under a credit agreement denominated in British pounds with a commercial lender. Additionally, during 2000, we acquired two hospitals and a radiology center in Madrid, Spain through three separate transactions. We paid approximately $32.2 million for these three acquisitions, approximately $27.3 million of which we borrowed under a credit agreement denominated in Euros with a commercial lender. Also, during 2000, we opened two newly developed surgery centers in the United States. We have management contracts with and a minority ownership interest in each of these two centers.

During 1999, we acquired interests in seven surgery centers in the United States and opened three additional newly developed surgery centers. We have management agreements with all of these centers and have ownership interests in nine of the ten, ranging from 10% to 100%. Our total investment related to these centers was approximately $42.1 million, $3.3 million of which we financed through convertible subordinated notes issued to a seller and the remaining $38.8 million of which we paid in cash. Additionally during 1999, we acquired a majority interest in a surgery center in Spain for approximately $1.6 million in cash.

SOURCES OF REVENUE

Revenues primarily include:

- net patient services revenues for the facilities that we consolidate for financial reporting purposes, which are typically those in which we have ownership interests of greater than 50% or maintain effective control;
- management and administrative service fees earned from the non-consolidated facilities that we account for under the equity method of accounting as well as facilities that we operate under management agreements or to which we provide contracted services, but have no ownership; and
- our share of net income of the non-consolidated facilities that we account for under the equity method of accounting. These amounts are included in revenues as these operations are central to our business strategy.

The following table summarizes our revenues by type as a percentage of total revenue for the periods indicated:

	Years Ended December 31,		
	2001	2000	1999
Net patient service revenue	**86%**	96%	91%
Management and administrative services revenue	**11**	2	7
Equity in earnings of unconsolidated affiliates	**2**	1	–
Other income	**1**	1	2
Total revenue	**100%**	100%	100%

The percentage of our total revenues attributable to management and administrative service fees increased to 11% for the year ended December 31, 2001 from 2% for 2000 primarily as a result of the additional revenues associated with managing non-consolidated facilities and the service agreements acquired with the OrthoLink acquisition in February 2001. This percentage decreased to 2% for the year ended December 31, 2000 from 7% for 1999 primarily as a result of the additional patient service revenue from the four surgical hospitals that we acquired in Western Europe during 2000 and that are consolidated for financial reporting purposes.

The unconsolidated affiliates that we account for under the equity method are limited partnerships or limited liability companies that own operational surgical facilities or surgical facilities that are under development. None of these unconsolidated affiliates provide financing to our other business operations. See "Liquidity and Capital Resources". All of these affiliates that owned facilities that had been open for a year or more at December 31, 2001 generated positive income for the year ended December 31, 2001.

For the year ended December 31, 2001, approximately 55% of our revenues were generated from operations in the United States and 45% from Western Europe. For 2000 and 1999, respectively, these percentages were 39% and 33% for the United States and 61% and 67% for Western Europe. The increase in the percentage of our revenues generated in the United States and corresponding decrease in Western Europe as compared to the prior two years resulted from the concentration of our development and acquisition activities in the United States during 2001. We continue to evaluate acquisition and development opportunities in all three countries in which we currently operate as well as in other selected nations in Western Europe.

RESULTS OF OPERATIONS

The following table summarizes certain statements of operations items expressed as a percentage of revenues for the periods indicated:

	Years Ended December 31,		
	2001	2000	1999
Total revenues	**100.0%**	100.0%	100.0%
Operating expenses, excluding depreciation and amortization	**75.5**	84.3	93.2
EBITDA	**24.5**	15.7	6.8
Minority interest in income of consolidated subsidiaries	**3.1**	1.7	0.2
Depreciation and amortization	**10.7**	10.2	11.2
Interest and other expense, net	**7.0**	9.0	4.5
Income (loss) before income taxes	**3.7**	(5.2)	(9.1)
Income tax expense	**(0.6)**	(0.7)	(0.6)
Income (loss) before extraordinary items	**3.1%**	(5.9%)	(9.7%)

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues increased by $106.0 million, or 77%, to $244.4 million for the year ended December 31, 2001 from $138.4 million for the year ended December 31, 2000. Of this increase in revenues, $59.0 million was contributed by facilities acquired since December 31, 2000, of which $48.1 million was contributed by OrthoLink. An additional $10.2 million was attributable to revenue generated in the first quarter of fiscal 2001 by the two hospitals in the United Kingdom. These hospitals were acquired on April 6, 2000. The exchange rates of the European currencies to the U.S. dollar were lower during the year ended December 31, 2001 as compared to the prior year, resulting in a negative impact of $2.5 million on year over year revenues for the facilities in Western Europe that were owned in both 2001 and 2000 ("same store" facilities). Absent this foreign exchange impact, same store facilities in Western Europe contributed $9.3 million more to consolidated revenue in the year ended December 31, 2001 as compared to 2000. The remaining increase in revenues was contributed by same store U.S. facilities, which performed approximately 18% more cases in the year ended December 31, 2001 as compared to 2000.

Operating expenses, excluding depreciation and amortization, increased by $67.9 million, or 58%, to $184.5 million for the year ended December 31, 2001 from $116.6 million for 2000. Operating expenses, excluding depreciation and amortization, as a percentage of revenues, decreased to 75.5% for the year ended December 31, 2001 from 84.3% for 2000, primarily as a result of improved economies of scale as we expanded.

EBITDA less minority interest increased $32.9 million, or 169%, to $52.3 million for the year ended December 31, 2001 from $19.5 million for 2000. Of this increase in EBITDA less minority interest, $20.4 million was contributed by facilities acquired since December 31, 2000. EBITDA less minority interest, as a percentage of revenues, increased to 21.4% for the year ended December 31, 2001 from 14.1% for 2000, primarily as a result of an improvement of operating margins at our facilities operated in joint ventures with healthcare systems and the leveraging of our corporate overhead expenses over the increased revenue.

Depreciation and amortization increased $12.0 million, or 85%, to $26.1 million for the year ended December 31, 2001 from $14.1 million for 2000 as a result of amortization of the goodwill and other intangibles and depreciation of the additional property and equipment associated with the acquisitions completed during 2000 and 2001. Depreciation and amortization, as a percentage of revenues, increased to 10.7% for the year ended December 31, 2001 from 10.2% for 2000, primarily as a result of the amortization of management contracts and other intangibles associated with the OrthoLink acquisition. In accordance with a preadoption requirement of SFAS No. 142, we did not amortize goodwill resulting from acquisitions consumated after June 30, 2001.

Interest expense, net of interest income, increased 49% to $17.3 million for the year ended December 31, 2001 from $11.6 million for 2000, primarily as a result of the debt assumed in connection with the OrthoLink acquisition and additional borrowings to finance other acquisitions during 2000 and 2001.

Provision for income taxes was $1.4 million for the year ended December 31, 2001 and $1.1 million for 2000. Our tax provision for both years consists primarily of taxes on income generated in the U.K., Spanish taxes on the income of entities that were not eligible for inclusion in the consolidated tax group in that country and state income taxes in the U.S. As of December 31, 2001, the benefit of essentially all U.S. net operating losses that were not subject to significant change in control limitations have been recognized in our financial statements and we expect our effective tax rate in future periods will more closely approximate statutory rates.

Net income before extraordinary items was $7.7 million for the year December 31, 2001 as compared to a net loss of $8.2 million for 2000. This $15.9 million improvement primarily results from the increased revenues and improved economies of scale related to expenses discussed above.

We recorded an extraordinary charge of $4.9 million, net of tax benefits of $2.6 million, in 2001 as a result of the early termination of our credit facility in Spain and the retirement of the Senior Subordinated Notes of USP Domestic Holdings, Inc., one of our wholly-owned subsidiaries, with the proceeds of our $150 million senior subordinated debt offering. The items included in the extraordinary charge consisted primarily of unamortized debt issuance costs of the Spain credit facility and unamortized discount related to the Senior Subordinated Notes.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues increased by $68.0 million, or 97%, to $138.4 million for the year ended December 31, 2000 from $70.4 million for the year ended December 31, 1999. Of this increase in revenues, $38.1 million was contributed by facilities we acquired during 2000, of which $26.2 million was generated by the two hospitals we acquired in the United Kingdom in April 2000, $11.9 million was generated by two facilities we acquired in Spain in March 2000 and November 2000. The exchange rate of the Euro to the U.S. dollar declined during 2000, resulting in a negative impact of $6.4 million on same store revenues for the facilities in Spain relative to 1999. Excluding this foreign exchange impact, same store facilities in Spain contributed $46.7 million to consolidated revenues in 2000, an increase of $6.1 million over 1999. The remaining increase in revenues was contributed by U.S. facilities.

Operating expenses, excluding depreciation and amortization, increased by $51.0 million, or 78%, to $116.6 million for the year ended December 31, 2000 from $65.6 million for the year ended December 31, 1999. Operating expenses as a percentage of revenues decreased to 84.3% for the year ended December 31, 2000 from 93.2% for the year ended December 31, 1999, primarily as a result of leveraging our corporate overhead expenses over the increased revenue contributed by our facilities.

EBITDA less minority interest increased $14.8 million, or 317%, to $19.5 million for the year ended December 31, 2000 from $4.7 million for the year ended December 31, 1999. EBITDA less minority interest, as a percentage of revenues, increased to 13.9% for the year ended December 31, 2000 from 6.6% for the year ended December 31, 1999, primarily as a result of leveraging our corporate overhead expenses over the increased revenue contributed by our facilities.

Depreciation and amortization increased to $14.1 million, or 80%, for the year ended December 31, 2000 from $7.9 million for the year ended December 31, 1999, as a result of the amortization of goodwill and the depreciation of property and equipment we acquired during 1999 and 2000. Depreciation and amortization, as a percentage of revenues, decreased to 10.2% for the year ended December 31, 2000 from 11.2% for the year ended December 31, 1999.

Interest expense, net of interest income, increased 313% to $11.6 million for the year ended December 31, 2000 from $2.8 million for the year ended December 31, 1999. Of the $8.8 million increase, approximately $6.6 million related to borrowings to finance acquisitions in Spain and the United Kingdom and the remainder of the increase was incurred in the U.S. as a result of the additional subordinated and commercial long-term debt incurred to finance acquisitions.

Provision for income taxes increased 138% to $1.1 million for the year ended December 31, 2000 from $0.5 million for the year ended December 31, 1999. The $0.6 million increase resulted from taxable income in certain of our subsidiaries. Income tax regulations in Spain do not allow pretax losses from one legal entity to offset pretax income in other entities until common ownership at certain levels exists for a specified period of time. Additionally, in some instances, state income tax regulations in the U.S. prevent this type of offsetting for state income tax purposes. Accordingly, we have incurred income tax expense in spite of our consolidated operating losses.

Net loss increased by $1.3 million, or 19%, to $8.2 million for the year ended December 31, 2000 from $6.8 million for the year ended December 31, 1999 primarily as a result of the increases in depreciation and amortization and interest expense discussed above.

LIQUIDITY AND CAPITAL RESOURCES

In December 2001, our wholly-owned subsidiary, United Surgical Partners Holdings, Inc., issued $150 million of Senior Subordinated Notes and received approximately $143.5 million in net proceeds, after deducting the initial purchasers' discount and the expenses of that offering. We used those proceeds to finance the repayment of the outstanding indebtedness under our domestic credit facility and our credit facility in Spain, the redemption of the outstanding 10% senior subordinated notes of our subsidiary, USP Domestic Holdings, Inc., and the redemption of the outstanding shares of our Series D redeemable preferred stock. The balance of the proceeds received are being used for general corporate purposes, including acquisitions and the repayment of certain working capital lines of credit in Spain. Concurrently with the consummation of the offering of the notes, we entered into our amended and restated credit facility with a group of commercial lenders providing us with the ability to borrow up to $85.0 million to be used for acquisitions and general corporate purposes in the United States and Spain and by any new subsidiary that becomes a guarantor of the facility. A total of $10 million of borrowings under the facility may be used by subsidiaries that are not guarantors, including in the United Kingdom. Borrowings under our amended and restated credit facility mature on December 19, 2004. As of December 31, 2001, no borrowings were outstanding under this facility and approximately $31.2 million was available for borrowing based on actual reported consolidated financial results. Availability under the facility is based upon pro forma EBITDA including EBITDA from acquired entities. Assuming historical purchase multiples of annual EBITDA of potential acquisition targets, the entire $85.0 would be available for borrowing to finance acquisitions as of December 31, 2001.

On June 13, 2001, we received net proceeds of $130.7 million from an initial public offering of 10,350,000 shares of our common stock, which included 1,350,000 shares attributable to the underwriters' exercise of their over-allotment option. Net proceeds of the offering were used to redeem $33.7 million of redeemable preferred stock and repay $91.3 million of bank indebtedness. The remaining $5.7 million, together with borrowings under USP Domestic Holdings' domestic credit facility, were used to acquire a controlling interest in a surgery center in Fort Worth, Texas.

During the year ended December 31, 2001, we generated $40.6 million of cash flows from operations as compared to $11.0 million during 2000 and $4.2 million during 1999. During the year ended December 31, 2001, our net cash required for investing activities was $82.6 million, consisting primarily of $57.4 million for the purchase of businesses and $25.8 million for the purchase of property and equipment. The $57.4 million primarily represents purchases of new businesses, net of cash acquired, and incremental investments in unconsolidated affiliates, including the acquisition of majority interests in five surgery centers during the second half of 2001 for a total of $36.5 million. Approximately $4.6 million of the property and equipment purchases related to ongoing development projects. The $82.6 million of cash required for investing activities was funded with the cash flows from operations noted above and borrowings under our credit facilities, which were subsequently repaid with the proceeds from our stock and debt offerings. Net cash provided during the year ended December 31, 2001 by financing activities totaled $72.4 million and resulted primarily from proceeds of stock and debt offerings aggregating $304.6 million less debt repayments of $277.7 million and payments of dividends and redemption of redeemable preferred stock of $54.9 million. Cash and cash equivalents were $33.9 million at December 31, 2001 as compared to $3.5 million at December 31, 2000 and net working capital was $40.3 million at December 31, 2001 as compared to negative working capital of $58.2 million in the prior year.

The indenture governing the new notes and our amended and restated credit facility contain various restrictive covenants including covenants that limit our and certain of our subsidiaries' ability to borrow money or guarantee other indebtedness, grant liens on our assets, make investments, use assets as security in other transactions, pay dividends on stock, enter into sale and leaseback transactions or sell assets or capital stock.

The credit agreement in the United Kingdom provides for total borrowings of £42.0 million (approximately $61.1 million as of December 31, 2001) under three separate facilities. At December 31, 2001, total outstanding borrowings under the United Kingdom credit facility were approximately $35.4 million and approximately $17.6 million was available for borrowings. The United Kingdom credit facility specifies that of this available amount, $10.2 million be used not later than September 30, 2003 to retire demand notes payable we owe to the former owners of our two hospitals in the United Kingdom. Borrowings under the United Kingdom credit facility bear interest at rates of 1.50% to 2.00% over LIBOR and mature in April 2010. We pledged the capital stock of our U.K. subsidiaries to secure borrowings under the United Kingdom credit facility. We were in compliance with all covenants under our credit agreements as of December 31, 2001.

Our obligations under debt and lease contracts as of December 31, 2001 may be summarized as follows:

	Payments Due by Period (*In Thousands*)				
Contractual Cash Obligations	Total	Within 1 year	1 to 3 years	4 to 5 years	Beyond 5 years
Long term debt:					
Senior Subordinated Notes	$148,837	$ –	$ –	$ –	$148,837
U.S. Credit Facility	–	–	–	–	–
U.K. Credit Facility	35,443	1,818	4,363	7,635	21,627
Loans from former owners of subsidiaries	11,121	867	10,195	59	–
Other Debt at operating subsidiaries	5,000	914	2,554	1,532	–
Capitalized lease obligations:					
U.S. operating subsidiaries	21,636	5,255	10,069	4,169	2,143
Western Europe operating subsidiaries	16,644	1,786	2,139	1,538	11,181
Operating lease obligations:					
U.S. operating subsidiaries	40,036	4,464	8,047	7,315	20,210
Western Europe operating subsidiaries	2,071	608	763	439	261
Total contractual cash obligations	$280,788	$ 15,712	$ 38,130	$ 22,687	$204,259

The Other Debt at operating subsidiaries and the capitalized lease obligations of our operating subsidiaries, included in the preceding table, consists primarily of obligations of the individual operating entities, many of which have minority owners who share in the cash flow of these entities, that is non-recourse to USPI, the parent company, and is secured by the assets of those operating entities. The total amount of these obligations are included in our consolidated balance sheet because the borrower or obligated legal entity meets the requirements for consolidated financial reporting. Additionally, our unconsolidated affiliates that we account for under the equity method have non-recourse debt and capitalized lease obligations that are not included in our consolidated financial statements. At December 31, 2001, the total obligations of these unconsolidated affiliates under debt and capitalized lease obligations was approximately $27.3 million. Our average percentage ownership, weighted based on the individual affiliate's amount of debt and capitalized lease obligations, of these unconsolidated affiliates was 23% at December 31, 2001. USPI or one of our wholly-owned subsidiaries had collectively guaranteed $2.2 million of the $27.3 million in total debt and capitalized lease obligations of our unconsolidated affiliates as of December 31, 2001.

These unconsolidated affiliates are limited partnerships or limited liability companies that own operational surgical facilities or surgical facilities that are under development. None of these affiliates provide financing, liquidity, or market or credit risk support for us. They also do not engage in leasing, hedging, research and development services with us. Moreover, we do not believe that they expose us to any of their liabilities that are not otherwise reflected on the face of our financial statements or in the notes thereto. We are not obligated to fund losses or otherwise provide additional funding to these affiliates other than as we determine to be economically required in order to successfully implement our development plans.

Currently, unconsolidated affiliates of USPI have two surgery centers and one private surgical hospital under construction and two additional surgical hospitals in the planning stage in the United States. A typical surgery center costs from $5.0 to $6.0 million to develop, including construction, equipment and initial operating losses. These costs vary depending on the range of specialties that will be undertaken at the facility. Our affiliates have budgeted an average of $5.3 million for development costs for each of the two surgery centers that we have under construction and an average of $14.8 million for the surgical hospital projects. For the surgical facilities where construction has begun, equity contributions have been made, including those required of USPI, and external financing has been put in place at the unconsolidated affiliate and no additional financing needs are anticipated. Development costs are typically funded with approximately 50% debt at the entity level with the remainder provided as equity from the owners of the entity.

In addition to the current development projects in the United States, our Parkside Hospital in London is developing a cancer treatment center. The remaining costs of this project are estimated to be approximately £9.0 ($12.6 million), which we anticipate funding with borrowings under our credit facilities.

Our acquisition and development program will require substantial capital resources, which we estimate to range from $40.0 million to $50.0 million per year over the next three years, including an estimated $4.8 million related to additional consideration to the sellers of acquired facilities based upon those facilities achieving certain financial targets. In addition, the operations of our existing surgical facilities will require ongoing capital expenditures. We believe that existing funds, cash flows from operations and borrowings under our credit facilities will provide sufficient liquidity for the next twelve months. Thereafter, it is likely that we will require additional debt or equity financing for our acquisitions and development projects. There are no assurances that needed capital will be available on acceptable terms, if at all. If we are unable to obtain funds when needed or on acceptable terms, we will be required to curtail our acquisition and development program.

NEW ACCOUNTING PRONOUNCEMENTS

On January 1, 2002 we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instruments and Hedging Activities," as amended by SFAS 138. This standard requires us to recognize all derivative financial instruments on our balance sheet at fair value with changes in fair value recorded to the statement of operations or comprehensive income, depending on the nature of the investment. The adoption of the standard did not have a material effect on our consolidated financial statements.

On July 20, 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), and No. 142, Accounting for Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 141, all business combinations initiated after June 30, 2001 have been accounted for using the purchase method of accounting. We adopted this standard on January 1, 2002, and it did not have a material effect on our financial position or results of operations.

SFAS 142 eliminates the amortization of goodwill. Under SFAS 142, the carrying amount of goodwill should be tested for impairment at least annually at the reporting unit level, as defined, and will be reduced only if it is found to be impaired or is associated with assets sold or otherwise disposed of. SFAS 142 is effective for fiscal years beginning after December 15, 2001. However, the cessation of goodwill amortization related to acquisitions subsequent to June 30, 2001 is required currently under SFAS 142. We adopted this standard on January 1, 2002 and are assessing its impact including the determination of reporting units and the methodology for testing intangible assets for impairment. Please see the notes to our Consolidated Financial Statements for a presentation of our net income for the year ended December 30, 2001 and 2000 on a pro forma basis as if the cessation of goodwill amortization required by the new standard had occurred January 1, 2000.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 applies to legal obligations associated with the retirement of tangible, long-lived assets. SFAS 143 requires that all entities recognize the estimated fair value of an asset retirement obligation as a liability in the period in which it is incurred, if a reasonable estimate of fair value can be made. SFAS 143 also requires that all entities capitalize the associated asset retirement costs as part of the carrying amount of the long-lived asset. We are required to adopt SFAS 143 as of January 1, 2003. We do not believe that this standard will have a material effect on our future financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and amends the accounting and reporting provisions of Accounting

Principles Board Opinion No. 30, Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions. The following highlights the major changes:

- Assets to be held and used–no longer required to allocate goodwill to the assets.
- Assets to be disposed of by abandonment–requires the revision of the estimated depreciable life of the assets.
- Assets to be disposed of either by exchange for similar productive assets or distribution to owners in a spinoff–requires the recognition of an impairment loss if the carrying amounts of the assets exceed their fair value at the time of disposal or spinoff.
- Assets to be disposed of by sale–requires the remeasurement of the assets at either the carrying amount or the fair value less costs to sell, whichever is lower, with no further depreciation or amortization of the assets.
- Discontinued operations–excludes future operating losses until realized; now includes discontinued "components of an entity," which has a broader definition than a segment.

We adopted SFAS 144 as of January 1, 2002. Our adoption of SFAS 144 did not have a material effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have exposure to interest rate risk related to our financing, investing and cash management activities. Historically, we have not held or issued derivative financial instruments other than the use of variable-to-fixed interest rate swaps for portion of our borrowings under credit facilities with commercial lendors as required by the credit agreements. We do not use derivative financial instruments for speculative purposes. Our financing arrangements with commercial lenders are based on a spread over LIBOR or Euribor. At December 31, 2001, $151.9 million of our total outstanding debt was the Senior Subordinated Notes, which were issued in December 2001 at a 0.8% discount and bear interest at a fixed rate of 10%, $3.1 million was in other fixed rate instruments and the remaining $48.5 million was in variable rate instruments. Accordingly, a hypothetical 100 basis point increase in market interest rates would result in additional annual interest expense of $0.5 million. Based on the proximity of the issuance date of the Senior Subordinated Notes to December 31, 2001 and the fact that these notes represent 98% of our total fixed rate debt at December 31, 2001, we believe that the fair value of our debt approximates its carrying value at that date.

Our international revenues are a growing portion of our total revenues. We are exposed to risks associated with operating internationally, including:

- foreign currency exchange risk; and
- taxes and regulatory changes.

Our international operations operate in a natural hedge to a large extent because all operating expenses and revenues are denominated in local currency. Additionally, our borrowings in the United Kingdom are currently denominated in local currency. Historically, the cash flow generated from our operations in Spain and the United Kingdom have been utilized within each of those countries to finance development and acquisition activity as well as for repayment of debt denominated in local currency. Accordingly, we have not utilized financial instruments to hedge our foreign currency exchange risk.

Inflation and changing prices have not significantly affected our operating results or the markets in which we perform services.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)	December 31, 2001	December 31, 2000
Assets		
Cash and cash equivalents	**$ 33,881**	$ 3,451
Restricted cash (notes 3 and 16)	–	1,731
Patient receivables, net of allowance for doubtful accounts of $4,726 and $3,666, respectively	**27,546**	20,795
Other receivables (note 4)	**30,579**	3,174
Inventories of supplies	**5,685**	4,668
Deferred tax asset, net	**6,571**	–
Prepaids and other current assets	**6,191**	3,081
Total current assets	**110,453**	36,900
Property and equipment, net (note 5)	**211,601**	165,195
Investments in affiliates (note 3)	**12,328**	7,278
Intangible assets, net (note 6)	**215,809**	114,424
Other assets	**6,666**	6,599
Total assets	**$556,857**	$330,396
Liabilities and Stockholders' Equity		
Accounts payable	**$ 20,633**	$ 16,351
Accrued salaries and benefits	**13,760**	4,886
Due to affiliates	**5,513**	–
Accrued interest	**1,822**	5,211
Current portion of long-term debt (note 7)	**10,640**	53,915
Other accrued expenses	**17,007**	8,674
Deferred tax liability, net	**793**	6,076
Total current liabilities	**70,168**	95,113
Long-term debt, less current portion (note 7)	**228,041**	133,852
Other long-term liabilities	**3,130**	3,461
Deferred tax liability, net	**12,916**	7,580
Total liabilities	**314,255**	240,006
Minority interests (note 3)	**16,075**	8,774
Redeemable preferred stock (note 9):		
Series A, $0.01 par value per share; 31.2 shares authorized, issued and outstanding in 2000, redeemed in 2001	–	32,819
Commitments and contingencies (notes 8 and 16)		
Stockholders' equity (notes 9 and 10):		
Series C convertible preferred stock, $0.01 par value; 20 shares authorized; 18.75 shares issued and outstanding at December 31, 2000, 18.75 shares converted to common during 2001	–	19,747
Common stock:		
Class A shares, $0.01 par value; 30,000 shares authorized; 7,840 shares issued at December 31, 2000, all shares converted to other common shares during 2001	–	78
Class B shares, $0.01 par value; 3,000 shares authorized; 333 shares issued and outstanding at December 31, 2000, all shares converted to other common shares during 2001	–	3
Other, $0.01 par value; 200,000 shares authorized; 24,436 and 170 shares issued at December 31, 2001 and 2000, respectively	**244**	2
Additional paid-in capital	**265,809**	63,740
Treasury stock, at cost, 334 and 54 shares at December 31, 2001 and 2000, respectively	**(5,909)**	(344)
Deferred compensation	**(369)**	(495)
Receivables from sales of common stock	**(1,174)**	(2,973)
Accumulated other comprehensive loss, net of tax	**(15,592)**	(12,026)
Accumulated deficit	**(16,482)**	(18,935)
Total stockholders' equity	**226,527**	48,797
Total liabilities and stockholders' equity	**$556,857**	$330,396

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Years Ended December 31, 2001	2000	1999
Net patient service revenue	**$210,261**	$133,488	$ 63,770
Management and administrative services revenue	**26,149**	2,158	5,111
Equity in earnings (loss) of unconsolidated affiliates	**5,879**	844	(237)
Other income	**2,079**	1,918	1,769
Total revenues	**244,368**	138,408	70,413
Salaries, benefits and other employee costs	**64,255**	44,246	21,643
Medical services and supplies	**48,791**	34,883	22,868
Other operating expenses	**45,551**	22,922	9,451
General and administrative expenses	**22,364**	12,103	10,442
Provision for doubtful accounts	**3,517**	2,467	1,231
Depreciation and amortization	**26,116**	14,138	7,875
Total operating expenses	**210,594**	130,759	73,510
Operating income (loss)	**33,774**	7,649	(3,097)
Interest income	**852**	912	329
Interest expense	**(18,120)**	(12,540)	(3,145)
Other	**146**	(782)	(362)
Total other expense, net	**(17,122)**	(12,410)	(3,178)
Income (loss) before minority interest	**16,652**	(4,761)	(6,275)
Minority interest in income of consolidated subsidiaries	**(7,558)**	(2,332)	(118)
Income (loss) before income taxes	**9,094**	(7,093)	(6,393)
Income tax expense (note 12)	**(1,431)**	(1,070)	(451)
Income (loss) before extraordinary items	**7,663**	(8,163)	(6,844)
Extraordinary items, net of tax benefit of $2,553 (note 7)	**(4,913)**	–	–
Net income (loss)	**2,750**	(8,163)	(6,844)
Preferred stock dividends	**(2,684)**	(5,971)	(1,696)
Net income (loss) attributable to common stockholders	**$ 66**	$ (14,134)	$ (8,540)
Net income (loss) per share attributable to common stockholders (note 14):			
Basic earnings (loss) per share:			
Income (loss) before extraordinary items	**$ 0.27**	$ (1.80)	$ (1.17)
Extraordinary items, net of tax	**(0.27)**	–	–
Total	**$ –**	$ (1.80)	$ (1.17)
Diluted earnings (loss) per share:			
Income (loss) before extraordinary items	**$ 0.26**	$ (1.80)	$ (1.17)
Extraordinary items, net of tax	**(0.26)**	–	–
Total	**$ –**	$ (1.80)	$ (1.17)
Weighted average number of common shares			
Basic	**18,380**	7,850	7,308
Diluted	**19,291**	7,850	7,308

Consolidated Statements of Comprehensive Loss

(in thousands)	Years Ended December 31, 2001	2000	1999
Net income (loss)	**$ 2,750**	$ (8,163)	$ (6,844)
Other comprehensive loss, before taxes:			
Foreign currency translation adjustments	**(5,486)**	(7,322)	(11,019)
Income tax benefit related to other comprehensive loss	**1,920**	2,563	3,857
Other comprehensive loss	**(3,566)**	(4,759)	(7,162)
Comprehensive loss	**$ (816)**	$ (12,922)	$ (14,006)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Series C Preferred Stock		Common Stock	
	Outstanding Shares	Liquidation Value	Outstanding Shares	Par Value
Balance, December 31, 1998	–	$ –	7,313	$ 73
Issuance of common stock	–	–	47	–
Issuance of warrants	–	–	–	–
Repurchases of common stock	–	–	(54)	–
Accrued dividends on preferred stock	–	–	–	–
Net loss	–	–	–	–
Foreign currency translation adjustments, net of taxes	–	–	–	–
Balance, December 31, 1999	–	–	7,306	73
Issuance of common stock and exercise of stock options	–	–	983	10
Issuance of Series C preferred stock	19	15,950	–	–
Issuance of warrants	–	–	–	–
Issuance of stock options	–	–	–	–
Amortization of deferred compensation	–	–	–	–
Accrued dividends on preferred stock	–	3,797	–	–
Net loss	–	–	–	–
Foreign currency translation adjustments, net of taxes	–	–	–	–
Balance, December 31, 2000	19	19,747	8,289	83
Issuance of common stock and exercise of stock options	–	–	13,904	139
Accrued dividends on preferred stock	–	594	–	–
Issuance of warrants	–	–	–	–
Repurchases of common stock	–	–	(341)	–
Conversion of Series C convertible preferred stock	(19)	(20,341)	1,937	19
Conversion of convertible subordinated note	–	–	313	3
Amortization of deferred compensation	–	–	–	–
Net income	–	–	–	–
Foreign currency translation adjustments, net of taxes	–	–	–	–
Balance, December 31, 2001	**–**	**$ –**	**24,102**	**$ 244**

See accompanying notes to consolidated financial statements.

Additional Paid-In Capital	Treasury Stock	Deferred Compensation	Receivables From Sales Of Common Stock	Accumulated Other Comprehensive (Loss)	Accumulated Deficit	Total
$ 57,113	$ –	$ –	$ (1,050)	$ (104)	$ (3,928)	$ 52,104
522	–	–	(254)	–	–	268
45	–	–	–	–	–	45
–	(344)	–	200	–	–	(144)
(1,696)	–	–	–	–	–	(1,696)
–	–	–	–	–	(6,844)	(6,844)
–	–	–	–	(7,162)	–	(7,162)
55,984	(344)	–	(1,104)	(7,266)	(10,772)	36,571
10,429	–	–	(1,869)	–	–	8,570
(7)	–	–	–	–	–	15,943
2,800	–	–	–	–	–	2,800
505	–	(505)	–	–	–	–
–	–	10	–	–	–	10
(5,971)	–	–	–	–	–	(2,174)
–	–	–	–	–	(8,163)	(8,163)
–	–	–	–	(4,760)	–	(4,760)
63,740	(344)	(495)	(2,973)	(12,026)	(18,935)	48,797
180,978	1,086	–	454	–	(297)	182,360
(2,684)	–	–	–	–	–	(2,090)
169	–	–	–	–	–	169
–	(6,651)	–	1,345	–	–	(5,306)
20,322	–	–	–	–	–	–
3,284	–	–	–	–	–	3,287
–	–	126	–	–	–	126
–	–	–	–	–	2,750	2,750
–	–	–	–	(3,566)	–	(3,566)
$ 265,809	**$ (5,909)**	**$ (369)**	**$ (1,174)**	**$ (15,592)**	**$ (16,482)**	**$ 226,527**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	**$ 2,750**	$ (8,163)	$ (6,844)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for doubtful accounts	**3,517**	2,467	1,231
Depreciation and amortization	**26,116**	14,138	7,875
Amortization of discount on debt	**301**	211	–
Deferred income taxes	**(1,877)**	(837)	98
Gain on equipment disposals	**(188)**	–	–
Extraordinary items, net of tax	**4,913**	–	–
Equity in (earnings) loss of unconsolidated affiliates	**(5,879)**	(844)	237
Minority interest in income of consolidated subsidiaries	**7,558**	2,332	118
Amortization of deferred compensation	**126**	10	–
Increases (decreases) in cash from changes in operating assets and liabilities, net of effects from purchases of new businesses:			
Patient receivables	**(6,347)**	(4,611)	(2,213)
Other receivables	**5,918**	(571)	(3,548)
Inventories of supplies, prepaids and other current assets	**2,847**	1,363	(132)
Accounts payable and accrued expenses	**3,086**	1,710	9,122
Other long-term liabilities	**(1,984)**	3,797	(1,754)
Net cash provided by operating activities	**40,857**	11,002	4,190
Cash flows from investing activities:			
Purchases of new businesses, net of cash received	**(57,388)**	(83,283)	(35,863)
Purchases of property and equipment	**(25,777)**	(16,893)	(11,324)
Sale of property	**1,042**	17,379	–
Proceeds from sales of investments	–	–	1,157
Increase in deposits	**(2,102)**	(3,704)	–
Cash released from escrow	**1,664**	11,436	–
Net cash used in investing activities	**(82,561)**	(75,065)	(46,030)
Cash flows from financing activities:			
Proceeds from long-term debt	**269,288**	85,941	66,340
Payments on long-term debt	**(274,371)**	(42,169)	(26,176)
Proceeds from issuance of common stock	**132,818**	5,069	269
Payments to repurchase common stock	**(104)**	–	(144)
Proceeds from issuance of preferred stock and warrants	–	18,743	–
Payments for the redemption and dividends of preferred stock	**(54,908)**	(5,235)	–
Distributions on investments in affiliates	**(552)**	842	506
Net cash provided by financing activities	**72,171**	63,191	40,795
Effect of exchange rate changes on cash	**(37)**	607	(204)
Net increase (decrease) in cash and cash equivalents	**30,430**	(265)	(1,249)
Cash and cash equivalents at beginning of year	**3,451**	3,716	4,965
Cash and cash equivalents at end of year	**$ 33,881**	$ 3,451	$ 3,716
Supplemental information:			
Interest paid	**$ 20,741**	$ 8,204	$ 2,263
Non-cash transactions:			
Debt issued for purchases of new business	–	54,012	–
Subordinated debt issued for purchases of new business	–	–	3,287
Sale of common stock for notes receivable from employees, net	**70**	1,076	54
Repurchases of common stock using noncash assets	**6,547**	–	–
Common stock, options, and warrants issued for purchases of new businesses	**48,949**	3,500	–
Conversion of convertible preferred stock to common	**20,341**	70	–
Accrued dividends on preferred stock	–	5,971	1,696
Warrants issued for noncompete agreement	–	–	45
Assets acquired under capital lease obligations	**7,053**	18,913	1,482
Conversion of subordinated debt to redeemable preferred stock	**20,000**	–	–
Conversion of subordinated debt to common stock	**3,287**	–	–

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Description of Business. United Surgical Partners International, Inc. and subsidiaries (USPI or the Company), a Delaware Company, was formed in February 1998 for the primary purpose of ownership and operation of surgery centers, private surgical hospitals and related businesses in the United States and Europe. At December 31, 2001, USPI, headquartered in Dallas, Texas, operated thirty-nine surgical facilities in the United States. Of these thirty-nine facilities, USPI consolidates the results of twenty and owns a minority equity interest in seventeen which are accounted for under the equity method and holds no ownership interest in the remaining two centers which are operated by USPI under management contracts. In addition, United Surgical Partners Europe, S.L. (USPE), a company incorporated in Spain and wholly-owned by USPI, managed and owned a majority interest in six private surgical hospitals, two surgery centers, and one diagnostic facility in Spain at December 31, 2001. Global Healthcare Partners Limited (Global), a company incorporated in England and wholly-owned by USPI, managed and wholly-owned two private surgical hospitals in the United Kingdom at December 31, 2001.

USPI is subject to changes in government legislation that could impact Medicare, Medicaid and foreign government reimbursement levels and is also subject to increased levels of managed care penetration and changes in payor patterns that may impact the level and timing of payments for services rendered.

USPI maintains its books and records on the accrual basis of accounting, and the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Translation of Foreign Currencies. The financial statements of foreign subsidiaries are measured in local currency and then translated into U.S. dollars. All assets and liabilities have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year. Translation gains or losses resulting from the changes in the exchange rates are accumulated in a separate component of stockholders' equity.

Principles of Consolidation. The consolidated financial statements include the financial statements of USPI and its wholly-owned and majority-owned subsidiaries. In addition, the Company consolidates the accounts of certain surgery centers of which it does not technically hold a majority ownership interest because the Company maintains effective control over the surgery centers' assets and operations. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Investments. For purposes of the statements of cash flows, USPI considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investments in unconsolidated companies in which the Company exerts significant influence and owns between 20% and 50% of the investees are accounted for using the equity method.

Investments in unconsolidated companies in which the Company owns less than 20% of an investee but exerts significant influence through board of director representation and a management agreement to manage the investee are also accounted for using the equity method.

All investments in companies in which the Company does not exert significant influence, indicated by ownership less than 20% and the absence of board representation and a management agreement, are carried at cost.

Inventories of Supplies. Inventories of supplies are stated at cost which approximates market.

Property and Equipment. Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Upon retirement or disposal of assets, the asset and accumulated depreciation accounts are adjusted accordingly, and any gain or loss is reflected in earnings or loss of the respective period. Maintenance costs and repairs are expensed as incurred; significant renewals and betterments are capitalized. Certain facilities and equipment held under capital leases are classified as property and equipment and amortized using the straight-line method over the lease terms and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense.

Intangible Assets. Intangible assets consist of costs in excess of net assets acquired (goodwill), costs associated with the purchase of management contracts and other intangibles, which consist primarily of debt issue costs. Intangibles, except goodwill, are amortized over the life of the associated contracts. Goodwill is amortized on a straight-line basis over the expected periods to be benefited, generally 25 years. Goodwill related to acquisitions consummated subsequent to June 30, 2001 has not been amortized pursuant to the requirements of Statement of Financial Accounting Standards No. 142, Accounting for Goodwill and Other Intangible Assets.

Impairment of Long-lived Assets and Long-lived Assets to Be Disposed Of. Long-lived assets, certain identifiable intangibles, and goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or related groups of assets, may not be fully recoverable from estimated future cash flows. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. In the event of impairment, measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimates of future discounted cash flows resulting from use and ultimate disposition of the asset.

Fair Value of Financial Instruments. The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, current portion of long-term debt and accounts payable approximate fair value because of the short maturity of these instruments. The carrying values of long-term debt are based on quoted market prices and are not materially different from the estimated fair values of these instruments.

Revenue Recognition. Revenue consists primarily of net patient service revenues which are based on the facilities' established billing rates less allowances and discounts, principally for patients covered under contractual programs. USPI has entered into agreements with certain surgery centers, hospitals and physician practices to provide management services. As compensation for these services, USPI charges the managed entities management fees which are either fixed in amount or represent a fixed percentage of each entity's earnings, typically defined as net revenue less a provision for doubtful accounts or operating income. Amounts are recognized as services are provided. We derive approximately 70% of our revenue from private insurance payers, approximately 15% from governmental payors and approximately 15% from self-pay and other payors.

Equity in Earnings (Loss) of Unconsolidated Affiliates. Equity in earnings (loss) of unconsolidated affiliates consists of USPI's share of the profits or losses generated from its equity investments in seventeen ambulatory surgery centers. Because these operations are central to USPI's business strategy, equity in earnings (loss) of unconsolidated affiliates is classified as revenue in the accompanying statements of operations.

Income Taxes. USPI accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets may not be realized.

Stock Option Plan. USPI applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option grants to employees. As such, USPI does not record compensation expense because USPI issues options whereby the option exercise price equals the current market price of the underlying stock on the date of grant. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments that are issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

Commitments and Contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

2. OFFERINGS OF COMMON STOCK AND SENIOR SUBORDINATED NOTES

In June 2001, the Company received, after offering costs of $14.2 million, net proceeds of $130.7 million from an initial public offering (IPO) of 10,350,000 shares of its common stock, which included 1,350,000 shares attributable to the underwriters' exercise of their over-allotment option. Net proceeds of the IPO were used to redeem $33.7 million of Series A Redeemable Preferred Stock, including accrued dividends, and to repay $91.3 million of bank indebtedness. The remaining $5.7 million, together with borrowings under the Company's primary U.S. credit agreement, was used to acquire a controlling interest in a surgery center in Fort Worth, Texas.

In December 2001, a wholly-owned subsidiary of the Company received, after offering costs of $5.3 million and a discount of $1.2 million, net proceeds of $143.5 million from an offering of 10% Senior Subordinated Notes due 2011 (the Debt Offering — see Note 7). Net proceeds of the Debt Offering were used (a) to repay the full $41.0 million and $24.9 million, plus accrued interest, outstanding under the Company's primary credit facilities in the U.S. and Spain, respectively; (b) to repay the Company's existing $36 million senior subordinated note payable; (c) to redeem $21 million of Series D Redeemable Preferred Stock, including accrued dividends; and (d) for general corporate purposes, including the repayment of certain working capital lines of credit and for acquisitions.

3. ACQUISITIONS AND EQUITY INVESTMENTS

During 1999 USPI acquired majority interests in a total of three ambulatory surgery centers and one surgical hospital in the United States and one imaging center in Spain. USPI also purchased an additional 36% of a surgery center in the United States in which it had previously been a minority owner, resulting in the consolidation of this center, and purchased additional interests in two Spanish hospitals in which USPI already held a majority interest. The total aggregate purchase price for the acquisitions and step acquisitions was $32.7 million, all in cash except for $45,000 of value attributed to warrants, which in aggregate exceeded the fair value of the net assets acquired by $29.5 million.

During 1999 USPI initiated two ventures which facilitate the joint management and development of surgical facilities by USPI and Baylor Health System (Baylor). USPI paid $400,000 to acquire a 50% interest in Texas Health Ventures Group, L.L.C. (THVG 1), which held ownership interests in one operational surgery center and three surgery centers under development in the Dallas/Fort Worth, Texas.

USPI and Baylor also formed THVG/HealthFirst, L.L.C. (THVG 2) during 1999. Baylor received a 49% interest in THVG 2 and a $3.3 million convertible subordinated note payable from USPI in exchange for Baylor's contribution of 100% of the assets of two operational surgery centers. USPI received a 51% interest in THVG in exchange for contributing assets USPI had acquired in 1998, consisting of contracts to manage five surgery centers and equity ownership of 20% in two of the five centers. The joint venture agreements for THVG 1 and THVG 2 have non-compete clauses and provide for shared management services and fees. USPI accounts for its investment in THVG 1 using the equity method and consolidates THVG 2. During 1999 and 2000, USPI invested additional cash totaling $5.3 million in THVG 2, which acquired additional ownership interests in the two operational surgery centers in which it had previously invested, increasing THVG 2's ownership in each of the two centers to a majority interest, resulting in the consolidation of these surgery centers.

During 2000, USPI acquired HMT, the Spanish company that owned 10.58% of USPE, resulting in USPI owning 100% of USPE, by issuing 333,333 shares of Class B common stock, which was converted to common stock at the time of the IPO in 2001. During 2000, USPI also made three acquisitions through USPE, acquiring majority interests in two private hospitals and one radiology center, all located in Spain, for total cash payments of $32.2 million, which exceeded the aggregate fair value of the net assets acquired by approximately $12.6 million. USPE subsequently sold the land and buildings of one of the hospitals for $17.4 million and leased them back from the purchaser during 2000 under a 20 year lease at a rate of 7.22%. Under the agreements, USPE has deposited, as a guarantee, euros approximating 36 monthly rent payments, equivalent to $3.5 million at December 31, 2001, which is included in other assets in the accompanying balance sheets. USPE has the option to purchase the land and buildings in 2010 at the fair value plus 6%. This transaction has been accounted for as a direct financing lease, and no gain was recognized.

During 2000, USPI acquired, through Global, 100% of the outstanding common stock of Aspen Healthcare Holdings Limited (Aspen) for approximately $35.2 million in cash and incurring $54 million of indebtedness. Aspen wholly owns and operates two private hospitals in England. The purchase price exceeded the fair value of the net assets by $19.8 million.

On February 12, 2001 USPI acquired OrthoLink Physicians Corporation (OrthoLink). In total, USPI acquired ownership interests in seven surgery centers, six of which OrthoLink manages. OrthoLink also manages two additional surgery centers in which it has no ownership interests and provides specialized management services for hospitals. Prior to the transaction, OrthoLink managed the practices of 207 physicians in six states. USPI did not acquire all of OrthoLink's historical management services obligations. As a condition to USPI completing the OrthoLink acquisition, USPI required that the affiliated physician groups assume from OrthoLink various employment obligations, office leases and other agreements previously held by OrthoLink in connection with the performance of its management services. The purchase price totaled approximately $53.3 million, consisting of 3,377,651 shares of USPI's common stock valued at $13.50 per share; options to purchase OrthoLink common stock which were converted to options to purchase 604,663 shares of USPI common stock, valued at a total of $3.4 million; and capitalized acquisition costs paid in cash totaling $4.3 million. The acquisition was accounted for as a purchase and the purchase price exceeded the fair value of the net assets acquired by $10.7 million.

In February and May 2001, USPI acquired controlling interests in two surgery centers in the United States, in one of which USPI had previously held a minority ownership interest. USPI had previously operated both centers under management contracts. The total cash consideration of $6.3 million exceeded the fair value of the net assets acquired by $5.7 million.

During March 2001, approximately $1.7 million in cash, reported as restricted cash in the accompanying December 31, 2000 balance sheet, was released to the sellers of Day-Op Center of Long Island, Inc. This was the final payment in a group of transactions under which USPI acquired certain assets of the surgery center and entered into a long-term service agreement which resulted in USPI consolidating the financial results of the surgery center effective January 1, 2000.

In accordance with SFAS 142 (discussed in Note 19) USPI did not amortize the goodwill created by any acquisitions occurring after June 30, 2001. After June 30, 2001, USPI acquired majority interests in five surgery centers in the United States for aggregate cash payments of $36.5 million and warrants, with a value of $169,000, to purchase USPI common stock. USPI had previously operated two of the surgery centers under management contracts in its two joint ventures with Baylor. None of the intangibles created by these acquisitions is expected to be amortizable under SFAS 142 for book purposes, since the identifiable intangibles consist of management contracts that have evergreen renewal provisions and consequently have an indefinite life, but all are expected to be deductible for tax purposes. The aggregate intangible assets created were as follows:

Goodwill	$ 29,992
Management contracts	4,891
Total	$ 34,883

The terms of certain of USPI's acquisition agreements provide for additional consideration to be paid to or received from the seller based on certain financial targets for the acquired facilities. Such additional consideration, which amounted to net payments by USPI of approximately $5.7 million and $2.3 million in 2001 and 2000, respectively, was recorded as an increase or decrease to goodwill at the time of payment or receipt. There were no such payments or receipts in 1999. The additional potential consideration that may be paid in future years is estimated not to exceed $4.8 million.

The acquisitions referred to above resulted in the Company consolidating the investee except where noted. The acquisitions of majority interests and step acquisitions referred to above were accounted for under the purchase method of accounting, and accordingly, the accompanying statements of operations do not include any revenues or expenses related to these acquisitions prior to the respective closing dates. The unconsolidated ownership interests acquired are accounted for under the equity method of accounting or carried at cost, depending on the Company's ability to exert significant influence. Step acquisitions resulted in the recording of additional goodwill in the aggregate amounts of $2.7 million and $6.2 million in 2001 and 2000, respectively. Following are the unaudited pro forma results for the years ended December 31, 2001, 2000 and 1999 as if the consolidated acquisitions occurred at the beginning of the preceding year (*in thousands*):

	Years Ended December 31,		
(Unaudited)	**2001**	2000	1999
Net revenues	**$ 265,732**	$ 225,950	$ 145,820
Income (loss) before extraordinary items	**8,337**	(14,557)	(7,142)
Net income (loss)	**3,424**	(14,557)	(7,142)
Diluted earnings (loss) per share before extraordinary items	**0.29**	(2.62)	(1.21)
Diluted earnings (loss) per share	**0.04**	(2.62)	(1.21)

These unaudited pro forma results have been prepared for comparative purposes only. The pro forma results do not purport to be indicative of the results of operations which would have actually resulted had the acquisitions been in effect at the beginning of the preceeding year, nor are they necessarily indicative of the results of operations that may be achieved in the future.

USPI also engages in investing transactions that are not business combinations. These transactions consist of acquisitions and sales of noncontrolling equity interests in surgical facilities and the investment of additional cash in surgical facilities under development. During 2001, the most significant of these transactions was the $11.0 million acquisition of a noncontrolling interest of a surgery center in the United States. The other such investing transactions during 2001 resulted in cash outflows from USPI in an aggregate net amount of $0.9 million.

4. OTHER RECEIVABLES

Other receivables consist primarily of amounts receivable for services performed and funds advanced under management and administrative service agreements.

5. PROPERTY AND EQUIPMENT

At December 31, property and equipment consisted of the following (*in thousands*):

	Estimated Useful Lives	**2001**	2000
Land and land improvements	—	$ **21,882**	$ 22,041
Buildings and leasehold improvements	7-50 years	**129,042**	121,420
Equipment	3-12 years	**115,664**	55,336
Furniture and fixtures	4-20 years	**11,793**	10,880
Construction in progress		**12,717**	6,725
		291,098	216,402
Less accumulated depreciation		**(79,497)**	(51,207)
Net property and equipment		**$ 211,601**	$165,195

Construction in progress includes costs of ongoing expansion projects at existing facilities. The most significant of these projects is the cancer center at one of USPI's two hospitals in London, England, which is expected to cost an additional $12.6 million to complete.

Assets recorded under capital lease arrangements included in property and equipment consist of the following (*in thousands*):

	2001	2000
Land and buildings	**$ 22,722**	$ 20,791
Equipment and furniture	**33,791**	9,678
	56,513	30,469
Less accumulated amortization	**(16,271)**	(6,670)
Net property and equipment under capital leases	**$ 40,242**	$ 23,799

6. INTANGIBLE ASSETS

At December 31, intangible assets consisted of the following (*in thousands*):

	Estimated Useful Lives	**2001**	2000
Goodwill	25 years	**$ 159,631**	$114,633
Management contracts	3-25 years	**62,407**	6,318
Other	3-10 years	**8,318**	1,262
		230,356	122,213
Less accumulated amortization		**(14,547)**	(7,789)
Net intangible assets		**$ 215,809**	$114,424

7. LONG-TERM DEBT

At December 31, long-term debt consisted of the following (*in thousands*):

	2001	2000
Lines of credit	$ **35,734**	$ 90,149
Senior subordinated notes	**148,837**	54,369
Notes payable to financial institution	**4,709**	9,969
Loans from former owners of subsidiaries	**11,121**	10,777
Capital lease obligations	**38,280**	22,503
Total long-term debt	**238,681**	187,767
Less current portion	**(10,640)**	(53,915)
Long-term debt, less current portion	**$ 228,041**	$133,852

Lines of Credit. USPI used a portion of the IPO proceeds in June 2001 to repay all outstanding borrowings under its U.S. credit agreements and simultaneously negotiated a new agreement with a commercial lender. In December 2001, the Company used a portion of the proceeds of the Debt Offering to repay all amounts outstanding under this new U.S. credit agreement, which had been utilized to complete acquisitions during the second half of 2001, and modified the agreement (the Expanded Credit Agreement) to provide for borrowings up to $85 million at rates ranging from LIBOR plus 2.50% to 3.25% or the lender's prime rate plus 1.50% to 2.25%. At December 31, 2001, $31.2 million was available for borrowing under the Expanded Credit Agreement based on pro forma consolidated debt ratios of the borrowers, and no amounts had been borrowed.

The borrowers under the Expanded Credit Agreement are USP Domestic Holdings, Inc. and USPE Holdings, Ltd., the wholly-owned subsidiaries of USPI that conduct USPI's operations in the U.S. and Spain, respectively. Borrowings are guaranteed by all remaining wholly-owned USPI subsidiaries with operations in the U.S. and Spain and are secured by the assets of the borrowers and these guarantors (collectively the Borrower Group). Borrowings may be used for acquisitions, working capital and general corporate purposes in the U.S., Spain and at any new subsidiary that becomes a member of the Borrower Group. A total of $10 million may be used outside the Borrower Group, including in the United Kingdom. Interest payments are due at the end of the LIBOR period, which is either one, two, three or six months in duration, for LIBOR borrowings or quarterly for other borrowings. All principal amounts are due on the agreement's maturity date of December 19, 2004.

In December 2001 USPE, the Company's wholly-owned Spanish subsidiary, used a portion of the proceeds of the Debt Offering to repay and terminate its agreement with a commercial bank, and joined the group of borrowers participating in the Expanded Credit Agreement.

Global, the Company's wholly-owned U.K. subsidiary, has a credit agreement with a commercial lender that provides for total borrowings of £42.0 million (approximately $61.1 million at December 31, 2001). At December 31, 2001, $43.5 million had been drawn under the agreement, $35.4 million was outstanding, and $17.6 million was available. The credit agreement specifies that of this available amount, $10.2 million will be used not later than September 30, 2003 to retire demand notes payable to the former owners of Aspen. Borrowings under this agreement, are secured by certain assets and the capital stock of Global and its subsidiaries, bear interest ranging from 1.50% to 2.00% over LIBOR, and mature in April 2010. At December 31, 2001, the weighted average rate applicable to the outstanding balance was 6.56%.

Fees paid for unused portions of the lines of credit were approximately $592,000, $301,000 and $16,000 in 2001, 2000 and 1999, respectively.

Subordinated Debt. The Company completed the Debt Offering (Note 2) in December 2001, issuing $150 million in Senior Subordinated Notes due 2011. The notes, which mature on December 15, 2011, were issued at a discount of $1.2 million and accrue interest at 10% payable semi-annually on June 15 and December 15 commencing on June 15, 2002. The Senior Subordinated Notes are subordinate to all senior indebtedness and are guaranteed by USPI and USPI's wholly-owned subsidiaries domiciled in the United States.

The Company may redeem all or part of the notes on or after December 15, 2006 upon not less than 30 nor more than 60 days notice. The redemption price would be the following percentages of principal amount, if redeemed during the 12-month period commencing on December 15 of the years set forth below:

Period	Redemption Price
2006	105.000%
2007	103.333%
2008	101.667%
2009	100.000%
2010	100.000%

In addition, before December 15, 2004, if the Company completes an offering of its stock in an amount of at least $20 million, the Company may use the proceeds of the offering to, on one or more occasions, redeem notes in an aggregate principal amount not to exceed 35% of the total notes outstanding at a redemption price of 110.000% of principal. The Company may also redeem the notes at any time prior to December 15, 2006, by paying the principal amount of all outstanding notes plus the greater of (a) 1% of the principal amount or (b) the excess of the present value of the notes and all interest that would accrue through December 14, 2006 over the principal amount of the notes. The Company is obligated to offer to purchase the notes at 101% of the principal amount upon the occurrence of certain change of control events. Any redemptions of the notes require payment of all amounts of accrued but unpaid interest.

The notes issued in the Debt Offering, carried at the principal amount of $150 million net of the amortized discount of $1,162,582 at December 31, 2001, represent the full amount of subordinated debt outstanding at December 31, 2001. The Company had subordinated notes totaling $59.4 million, net of a discount of $5.0 million, outstanding at December 31, 2000, consisting of a $3.3 million convertible note issued to Baylor in forming one of the Company's joint ventures, and $56.1 million of notes payable to the Company's primary private investors.

Immediately prior to the completion of the IPO in June 2001, the Baylor note was converted to 313,069 shares of the Company's common stock. Upon completion of the IPO, the Company converted $20 million of the subordinated notes to Series D Redeemable Preferred Stock and repaid $0.1 million of the notes. In December 2001, the Company used a portion of the proceeds of the Debt Offering to redeem the Series D Redeemable Preferred Stock and to repay the remaining $36 million of subordinated debt. The early retirement of this $36 million of subordinated debt, together with the early repayment and termination of USPE's agreement with a commercial bank, resulted in an extraordinary loss of $4.9 million during 2001, representing the write-off of the costs of initiating the borrowings and the unamortized portion of the discount at which the subordinated debt had been issued in 2000, net of the related tax benefits of $2.6 million.

Other Long-term Debt. The Company and its subsidiaries have notes payable to financial institutions, former owners of acquired businesses, and other parties which mature at various date through 2006 and accrue interest at fixed and variable rates ranging from 4.75% to 13%.

Capital lease obligations totaling $38.3 million are secured by underlying real estate and equipment and have interest rates ranging from 4.74% to 13.26%.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2001 are as follows (*in thousands*): 2002, $10,640; 2003, $20,089; 2004, $9,231; 2005, $8,486; 2006, $6,447; thereafter, $183,788.

8. LEASES

USPI leases various office equipment and office space under a number of operating lease agreements, which expire at various times through the year 2020. Such leases do not involve contingent rentals, nor do they contain significant renewal or escalation clauses. Office leases generally require USPI to pay all executory costs (such as property taxes, maintenance and insurance).

Minimum future payments under noncancelable leases, with remaining terms in excess of one year as of December 31, 2001 are as follows (*in thousands*):

Years Ending December 31,	Capital Leases	Operating Leases
2002	$ 9,074	$ 5,072
2003	8,372	4,435
2004	7,545	4,375
2005	5,179	3,940
2006	2,570	3,814
Thereafter	20,615	20,471
Total minimum lease payments	53,355	$ 42,107
Amount representing interest	(15,075)	
Present value of minimum lease payments	$ 38,280	

Total rent expense under operating leases was $6,158,539, $4,174,190 and $1,815,529 for the years ended December 31, 2001, 2000 and 1999, respectively.

9. PREFERRED STOCK

The Board of Directors, which is authorized to issue 10,053,916 shares of Preferred Stock, has designated shares in the following amounts:

Series A Redeemable Preferred Stock, $0.01 par value	31,200
Series B Convertible Redeemable Preferred Stock, $0.01 par value	2,716
Series C Convertible Preferred Stock, $0.01 par value	20,000
Series D Redeemable Preferred Stock, $0.01 par value	40,000
Series A Junior Participating Preferred Stock, $0.01 par value	500,000
Not designated	9,460,000
Total authorized shares of Preferred Stock	10,053,916

All authorized shares of Series A Redeemable Preferred Stock (Series A) and Series B Convertible Redeemable Preferred Stock (Series B) were issued during 1998. All Series B shares were retired by December 31, 2000 either by redemption for cash or conversion to common stock. All Series A shares, together with accrued but unpaid dividends, were redeemed for cash during 2001 using a portion of the proceeds of USPI's IPO (Note 2). As of December 31, 2000, the Series A shares were carried at $32,818,910, comprised of $31,200,000 of issuance proceeds and $1,618,910 of accrued but unpaid dividends. Dividends were cumulative and accrued at an annual rate of $50 per share through April 30, 2000 and $75 per share thereafter. Redeemed or converted preferred shares are deemed retired.

During 2000, USPI issued 18,750 shares of Series C Convertible Preferred Stock (Series C), all of which were converted to common stock in 2001 immediately prior to the IPO. Series C liquidation value is determined by adding $1,000 per share plus an amount equal to 7% on each $1,000 per share amount compounded quarterly. Series C shares are convertible to common stock by dividing the liquidation value by $10.50. At December 31, 2000, 18,750 shares, carried at a liquidation value of $19,746,771, were outstanding.

The 18,750 shares issued during 2000 were issued with 266,667 detachable warrants to purchase common stock, exercisable at $.03 per warrant, to acquire stock at $10.50 per share. In connection with the Series C shares and detachable warrants, the $18,750,000 in proceeds was allocated $15,950,000 to the Series C Convertible Preferred Stock and $2,800,000 to the warrants. The $2,800,000 was calculated based on a Black Scholes valuation model using the following assumptions: expected life of two years, interest rate 5.12%, dividend yield 0% and volatility 40%.

At the time of the IPO, USPI issued 20,000 shares of Series D Redeemable Preferred Stock (Series D) in exchange for $20 million of 7% Senior Subordinated Notes held by USPI's primary private investors. All 20,000 outstanding Series D shares were redeemed, together with accrued but unpaid dividends, upon completion of the Debt Offering in December 2001. Series D shares have a stated liquidation preference of $1,000 per share plus accrued dividends and are senior to all common shares. Dividends are paid-in-kind on a quarterly basis at an annual rate of 10% and accrue daily whether or not declared and whether or not funds are legally available for payment.

No shares of Series A Junior Participating Preferred Stock (Series A Participating) had been issued at December 31, 2001.

10. STOCKHOLDERS' EQUITY

On February 13, 2001, the Board of Directors authorized a stock split to be determined based upon the recommendation of the Company's underwriters in connection with the Company's IPO. On April 4, 2001, the Company's underwriters recommended a one-for-three reverse stock split to be effected upon the effective date of the registration statement of the Company's IPO. Accordingly, the effect of the reverse stock split has been retroactively reflected in the consolidated financial statements and notes thereto including weighted average share and per share amounts.

Receivables from sales of stock, primarily resulting from purchases of common stock by employees, are presented in the consolidated balance sheets as a deduction from stockholders' equity. Interest of 7% is due quarterly and principal payments are due on various dates from March 2002 to February 2004. Payment of the principal shall accelerate in the event of termination of employment or a change in control of USPI, as defined.

Registration Rights Agreement

Donald E. Steen, William H. Wilcox, Sue H. Shelley. Paul B. Queally, D. Scott Mackesy, Dave A. Alexander, Jr., M.D., Dale L. Stegall, Mark Garvin, John C. Garrett, M.D., Baylor Health Services, Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Healthcare Partners, L.P., WCAS Capital Partners III, L.P., FFT Partners I, L.P. and FFT Executive Partners I, L.P. and other holders of the Company's Class A common stock and shares of common stock issuable upon the conversion of the Company's Class A common stock are entitled under a registration rights agreement with the Company to the following registration rights for the shares of Class A common stock and shares of common stock issuable upon conversion of Class A common stock held by them:

- at any time Welsh, Carson, Anderson & Stowe VII, L.P., on behalf of the holders of registrable securities, may require, on two occasions only, that the Company use its best efforts to register registrable securities for public resale;

- holders of registrable securities under this agreement may require the Company to use its best efforts to register their shares of common stock on a Form S-3 registration statement, provided that the Company is eligible to use the form and provided further that the Company shall not be required to effect the registration more than once in any 180 day period; and

- if the Company registers any common stock at any time, either for its own account or for the account of other security holders, holders of restorable securities under the agreement are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

All shares of Class A common stock were converted to common stock at the time of the IPO. The Company will bear all registration expenses other than underwriting discounts and commissions in connection with any registration under this registration rights agreement.

11. RELATED PARTY TRANSACTIONS

During 1998, the Company sold to Welsh, Carson, Anderson, & Stowe and certain of its affiliates (WCAS) 30,000 shares of Series A redeemable preferred stock at a purchase price of $1,000 per share. In November 1998, March 1999 and June 1999, the Company issued a total of $16.0 million principal amount of 7% senior subordinated notes due April 30, 2008 to WCAS and a total of $4.0 million principal amount of 7% senior subordinated notes to FFT Partners I, L.P., a stockholder owning more than 5% of our outstanding common stock, and affiliates. In March 2000, the Company sold 15,000 shares of Series C Convertible Preferred Stock to WCAS at a purchase price of $1,000 per share and issued a warrant to WCAS, in connection with this sale, to purchase 266,666 shares of the Company's Class A Common Stock at an exercise price of $.03 per share. The warrant will terminate in June 2009. Also in March 2000, in connection with the issuance of 500,000 shares of our Class A Common Stock for an aggregate purchase price of $5,250,000, the Company issued $36,000,000 principal amount of 10% senior subordinated notes due March 27, 2010, for a purchase price of $30,750,000 to WCAS. Additionally, in March 2000, the Company sold 3,750 shares of Series C Convertible Preferred Stock to FFT Partners I, L.P. and affiliates at a purchase price of $1,000 per share. All amounts owed to WCAS were settled during 2001 either by conversion to common stock or through payment of a portion of the proceeds of the IPO and the Debt Offering. Only the warrant to purchase common stock remained outstanding at December 31, 2001.

Several partners in a law firm that provides legal services to USPI are also partners in an entity that owns 13,333 shares of USPI's stock. Legal fees related to those services were approximately $624,000, $356,000 and $326,000 in 2001, 2000 and 1999, respectively.

USPI has entered into agreements with certain majority and minority owned surgery centers to provide management services. As compensation for these services, USPI charges the surgery centers management fees which are either fixed in amount or represent a fixed percentage of each center's net revenue less bad debt. The percentages range from 3.8% to 8.0%. Amounts recognized under these agreements, after eliminations of amounts from majority-owned, consolidated surgery centers, totaled approximately $4,649,000, $2,157,000 and $5,111,000 in 2001, 2000 and 1999, respectively and are included in management and administrative services revenue in the accompanying consolidated statements of operations.

12. INCOME TAXES

The components of income (loss) before income taxes were as follows (*in thousands*):

	2001	2000	1999
Domestic	**$ 7,385**	$ (4,960)	$ (4,948)
Foreign	**1,709**	(2,133)	(1,445)
	$ 9,094	$ (7,093)	$ (6,393)

Income tax expense (benefit) attributable to income consists of (*in thousands*):

	Current	Deferred	Total
Year ended December 31, 2001:			
U.S. federal	**$ 20**	**$ (1,152)**	**$ (1,132)**
State and local	**767**	**–**	**767**
Foreign	**2,521**	**(725)**	**1,796**
Net tax expense (benefit)	**$ 3,308**	**$ (1,877)**	**$ 1,431**

	Current	Deferred	Total
Year ended December 31, 2000:			
U.S. federal	$ –	$ –	$ –
State and local	248	–	248
Foreign	1,659	(837)	822
Total tax expense	$ 1,907	$ (837)	$ 1,070

	Current	Deferred	Total
Year ended December 31, 1999:			
U.S. federal	$ –	$ –	$ –
State and local	–	–	–
Foreign	353	98	451
Total tax expense	$ 353	$ 98	$ 451

Income tax expense (benefit) differed from the amount computed by applying the U.S. federal income tax rate of 34% to pretax loss in fiscal years ended December 31, 2001, 2000 and 1999 as follows (*in thousands*):

	Years Ended December 31,		
	2001	2000	1999
Computed "expected" tax expense (benefit)	**$ 3,092**	$ (2,412)	$ (2,174)
Increase (reduction) in income taxes resulting from:			
Net operating loss carryforwards	**904**	2,661	–
Differences between US financial reporting and foreign statutory reporting	**452**	(949)	664
State tax expense	**767**	(250)	–
Removal of tax rate differential between foreign and US	**(160)**	–	(60)
Goodwill	**1,193**	240	(107)
Change in valuation allowance	**(4,398)**	2,078	1,744
Equity investment in foreign subsidiary	**–**	(195)	306
Other	**(419)**	(103)	78
Total	**$ 1,431**	$ 1,070	$ 451

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below (*in thousands*).

	Years Ended December 31,	
	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	**$ 8,107**	$ 3,985
Basis difference of property and equipment	**1,556**	1,484
Basis difference in start-up costs	**421**	384
Spanish tax credit	**594**	620
Foreign withholding tax credit	**491**	–
Alternative minimum tax credit	**866**	–
Accruals—Ortholink acquisition	**2,762**	–
Other accruals	**1,952**	983
Total deferred tax assets	**16,749**	7,456
Less valuation allowance	**(2,043)**	(4,398)
Net deferred tax assets	**$ 14,706**	$ 3,058
Deferred tax liabilities:		
Basis difference of acquisitions	**$ 18,006**	$ 15,730
Capital leases	**35**	55
Accelerated depreciation	**3,550**	662
Accrued pension obligation	**250**	196
Other	**3**	71
Total deferred tax liabilities	**$ 21,844**	$ 16,714

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At December 31, 2001, USPI had net operating loss carryforwards for federal income tax purposes of $21.3 million, which are available to offset future federal taxable income, if any, through 2018. Included in this total, USPI has $0.6 million of net operating loss carryforwards, which are only available to reduce future federal taxable income related to the Health Horizons, Inc. acquisition. The change in the valuation allowance in 2001 is a result of the Company realizing the benefit of the Company's U.S. net operating loss carryforwards of $4.4 million for financial reporting purposes. This decrease was partially offset by the valuation allowance established for certain net operating losses related to the acquisition of Ortholink which are limited due to the change in control provisions of Section 382. Any future reductions to this allowance will result in a decrease to goodwill related to the Ortholink acquisition.

13. STOCK OPTION PLAN AND EMPLOYEE STOCK PURCHASE PLAN

On April 30, 1998, USPI adopted a stock option plan pursuant to which USPI's Board of Directors granted, at various dates through February 12, 2001, non-qualified or incentive stock options to selected employees, officers, and directors of USPI. USPI adopted a 2001 Equity-Based Compensation Plan (the Plan) on February 13, 2001. At any given time, the number of shares of common stock issued under the Plan plus the number of shares of common stock issuable upon the exercise of all outstanding awards under the Plan and USPI's 1998 stock option plan may not exceed the lesser of 300,000,000 shares or 12.5% of the total number of shares of common stock then outstanding, assuming the exercise of all outstanding options and warrants. The Plan provides for grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to USPI employees, including officers and employee-directors, and for grants of nonstatutory stock options, restricted stock awards, stock appreciation rights, phantom stock awards and annual incentive awards to USPI employees, consultants and nonemployee directors. The Board of Directors or a designated committee shall have the sole authority to determine which individuals receive grants, the type of grant to be received, vesting period and all other option terms. Incentive stock options granted generally have an option price no less than 100% of the fair market value of the common stock on the date of grant with the term not to exceed ten years.

In December 2000, the Company granted 333,333 options to employees. In connection with this option grant, the Company recorded a compensation charge in December 2000 for approximately $10,000, representing the difference between the option exercise price of $13.50 and the estimated fair value of the options based on the underwriter's share valuation of $15.00, multiplied by the options granted and considering the four-year vesting period. Amounts recognized as deferred compensation for this grant totaled $368,594 and $494,969 at December 31, 2001 and 2000, respectively.

Effective February 1, 2001, the Company granted options to purchase 66,666 shares of common stock to William H. Wilcox. The exercise price of the options is equal to the initial public offering price. If an earnings per share target is met by the Company in 2001, options with respect to 8,333 shares will vest on December 31 of each of 2003, 2004, 2005 and 2006. If an earnings per share target is met by the Company in 2002, options with respect to 11,111 shares will vest on December 31 of each of 2003, 2004 and 2005. If the earnings per share targets are not met by the Company in 2001 and 2002, all of the options become exercisable on February 1, 2007.

At December 31, 2001, there were 511,458 shares available for grant under the Plan. The per share weighted average fair values at date of grant for stock options granted during 2001, 2000 and 1999 were $7.40, $5.52 and $3.09, respectively and were estimated based on a Black Scholes valuation model, using the following assumptions:

	Years Ended December 31,		
	2001	2000	1999
Expected life in years	**5.0**	5.0	5.0
Interest rate	**4.6%**	5.0%	6.3%
Dividend yield	**0.0%**	0.0%	0.0%
Volatility	**40.0%**	40.0%	0.0%

USPI applies APB Opinion No. 25 in accounting for its Plan whereby no compensation expense is recognized when options are granted at a price equal to the fair market value of the underlying stock on the date of grant. Had USPI determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, USPI's net income (loss) would have resulted in the pro forma amounts indicated below:

	Years Ended December 31,		
	2001	2000	1999
Net income (loss)			
As reported	$ **2,750**	$ (8,163)	$ (6,844)
Pro forma	**1,892**	(8,644)	(7,215)
Basic earnings (loss) per share			
As reported	–	(1.80)	(1.17)
Pro forma	**(0.04)**	(1.86)	(1.22)
Diluted earnings (loss) per share			
As reported	–	(1.80)	(1.17)
Pro forma	**(0.04)**	(1.86)	(1.22)

Stock option activity during 2001, 2000 and 1999 was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 1998	761,100	$ 8.40
Granted	219,166	11.10
Exercised	–	–
Forfeited	(123,333)	9.75
Expired	–	–
Balance at December 31, 1999	856,933	9.00
Granted	506,000	12.90
Exercised	(5,000)	6.00
Forfeited	(28,167)	10.68
Expired	–	–
Balance at December 31, 2000	1,329,766	10.47
Granted	1,676,474	15.73
Exercised	(114,205)	5.57
Forfeited	(33,071)	14.04
Expired	–	–
Balance at December 31, 2001	2,858,964	$ 13.62
Shares exercisable at December 31, 1999	236,273	$ 7.95
Shares exercisable at December 31, 2000	422,368	$ 8.55
Shares exercisable at December 31, 2001	942,369	$ 9.33

Exercise prices for options outstanding as of December 31, 2001, ranged from $2.55 to $25.44. The following table provides certain information with respect to stock options outstanding at December 31, 2001:

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$2.55-$12.00	1,088,101	$ 7.92	6.68
$13.50-$18.00	1,005,859	$ 14.29	8.75
$18.20-$25.44	765,004	$ 20.84	9.35
	2,858,964	$ 13.62	8.12

The following table provides certain information with respect to stock options exercisable at December 31, 2001:

Range of Exercise Prices	Stock Options Exercisable	Weighted Average Exercise Price
$2.55-$12.00	763,153	$ 7.34
$13.50-$18.00	114,544	$ 13.50
$18.20-$25.44	64,672	$ 25.44
	942,369	$ 9.33

Employee Stock Purchase Plan

USPI adopted an Employee Stock Purchase Plan on February 13, 2001. The plan provides for the grant of stock options to selected eligible employees. Any eligible employee may elect to participate in the plan by authorizing USPI's options and compensation committee to make payroll deductions to pay the exercise price of an option at the time and in the manner prescribed by USPI's options and compensation committee. This payroll deduction may be a specific amount or a designated percentage to be determined by the employee, but the specific amount may not be less than an amount established by the Company and the designated percentage may not exceed an amount of eligible compensation established by the Company from which the deduction is made. The Company has reserved 500,000 shares of common stock for this plan of which 61,377 were issued during 2001.

14. EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of convertible preferred stock, convertible debt, and outstanding options and warrants, except where such effect would be antidilutive. Net income or loss attributable to common stockholders and net income or loss per common share include preferred stock dividends for purposes of this computation. The following table sets forth the computation of basis and diluted earnings per share for years ended December 31, 2001, 2000 and 1999 (*in thousands, except per share amounts*):

	Years Ended December 31,		
	2001	2000	1999
Net income (loss) attributable to common stockholders before extraordinary items	**$ 4,979**	$ (14,134)	$ (8,540)
Extraordinary items, net of tax	**(4,913)**	–	–
Total	**$ 66**	$ (14,134)	$ (8,540)
Weighted average common shares outstanding	**18,380**	7,850	7,308
Effect of dilutive securities:			
Stock options	**634**	(A)	(A)
Warrants	**277**	(A)	(A)
Convertible subordinated debt	**(A)**	(A)	(A)
Series C convertible preferred stock	**(A)**	(A)	(B)
Shares used for diluted earnings (loss) per share	**19,291**	7,850	7,308
Basic earnings (loss) per share:			
Net income (loss) before extraordinary items	**$ 0.27**	$ (1.80)	$ (1.17)
Extraordinary items, net of tax	**(0.27)**	–	–
Total	**$ –**	$ (1.80)	$ (1.17)
Diluted earnings (loss) per share:			
Net income (loss) before extraordinary items	**$ 0.26**	$ (1.80)	$ (1.17)
Extraordinary items, net of tax	**(0.26)**	–	–
Total	**$ –**	$ (1.80)	$ (1.17)

(A) No incremental shares are included because the effect would be antidilutive.
(B) No securities of this type were outstanding during this period.

The convertible subordinated debt and Series C convertible preferred stock, which were excluded from the computation of 2001 earnings per share because their effect would be antidilutive, were converted to common stock during 2001 and therefore will not affect earnings per share in the future.

15. SEGMENT DISCLOSURES

USPI has adopted Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. USPI's business is the operation of surgery centers, private surgical hospitals and related businesses in the United States and Western Europe. USPI's chief operating decision maker, as that term is defined in the accounting standard, regularly reviews financial information about its surgery centers and private surgical hospitals for assessing performance and allocating resources both domestically and abroad. Accordingly, USPI's reportable segments consist of (1) U.S. based facilities and (2) Western Europe based facilities, including facilities in Spain and the United Kingdom (beginning with USPI's April 2000 acquisition of Aspen Healthcare Holdings, Limited in the United Kingdom).

		Western Europe			
(in thousands)	U.S.	Spain	United Kingdom	Western Europe Total	Total
2001					
Net patient service revenue	**$ 101,694**	**$ 69,583**	**$ 38,984**	**$ 108,567**	**$ 210,261**
Other revenue	**32,245**	**1,862**	**–**	**1,862**	**34,107**
Total revenues	**$ 133,939**	**$ 71,445**	**$ 38,984**	**$ 110,429**	**$ 244,368**
Depreciation and amortization	**$ 14,598**	**$ 7,976**	**$ 3,542**	**$ 11,518**	**$ 26,116**
Operating income	**25,634**	**2,021**	**6,119**	**8,140**	**33,774**
Net interest income (expense)	**(10,993)**	**(3,244)**	**(3,031)**	**(6,275)**	**(17,268)**
Extraordinary expense, net of tax	**(3,395)**	**(1,518)**	**–**	**(1,518)**	**(4,913)**
Total assets	**356,226**	**116,500**	**84,131**	**200,631**	**556,857**
Capital expenditures	**20,598**	**5,283**	**6,949**	**12,232**	**32,830**
2000					
Net patient service revenue	$ 50,143	$ 57,116	$ 26,229	$ 83,345	$ 133,488
Other revenue	3,366	1,554	–	1,554	4,920
Total revenues	$ 53,509	$ 58,670	$ 26,229	$ 84,899	$ 138,408
Depreciation and amortization	$ 5,317	$ 6,335	$ 2,486	$ 8,821	$ 14,138
Operating income	3,835	446	3,368	3,814	7,649
Net interest income (expense)	(7,335)	(1,421)	(2,872)	(4,293)	(11,628)
Total assets	111,549	121,728	97,119	218,847	330,396
Capital expenditures	5,614	27,720	2,472	30,192	35,806

(in thousands)	U.S.	Spain	Total
1999			
Net patient service revenue	$ 18,051	$ 45,719	$ 63,770
Other revenue	5,323	1,320	6,643
Total revenues	$ 23,374	$ 47,039	$ 70,413
Depreciation and amortization	$ 2,701	$ 5,174	$ 7,875
Operating income (loss)	(3,545)	448	(3,097)
Net interest income (expense)	(607)	(2,209)	(2,816)
Total assets	100,268	76,435	176,703
Capital expenditures	2,914	9,892	12,806

16. COMMITMENTS AND CONTINGENCIES

Restricted Cash. As discussed in Note 3, approximately $1.7 million in cash remained in escrow at December 31, 2000, related to the Day-Op transactions. This amount, which was released to the sellers in March 2001, is reported as restricted cash in the accompanying balance sheet at December 31, 2000.

Financial Guarantees. As of December 31, 2001, USPI had issued guarantees aggregating $2.2 million on borrowings of unconsolidated affiliated companies. No amount has been accrued for USPI's obligation under these guaranty arrangements.

As of December 31, 2001, USPE had issued guarantees on certain acquisitions in the amount of $3.5 million. Long-term investments of approximately $3.5 million at December 31, 2001, which are included in other assets in the accompanying balance sheets, have been pledged as security for these guarantees. USPE has also received guarantees in the amount of $2.9 million from the sellers of certain acquisitions regarding potential liabilities at the date of acquisition. Approximately $1.0 million of these guarantees received by USPE remained outstanding at December 31, 2001.

General and Professional Liability. In its normal course of business, USPI is subject to claims and lawsuits relating to patient treatment. USPI believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its consolidated financial statements.

Self Insurance. The Company is self-insured for healthcare for its U.S. employees up to predetermined amounts above which third party insurance applies. We believe that the accruals established at December 31, 2001, which were estimated based on actual employee health claim patterns, adequately provide for our exposure under this arrangement.

Employment Agreements. On November 1, 2000, the Company entered into a four-year employment agreement with Donald E. Steen that provides that he will serve as the Company's chairman and chief executive officer. The employment agreement provides for annual base compensation of $400,000. Mr. Steen is also eligible for a performance bonus of up to 100% of his annual base salary. During any time when Mr. Steen is no longer serving as chief executive officer and therefore, only serving as chairman, his annual base salary will be reduced by $100,000. The employment agreement provides that, at any time after November 1, 2002, Mr. Steen is entitled to resign and that the Company's board of directors is entitled to remove Mr. Steen from his position as chief executive officer, but not as chairman of the board of directors. In the event that the Company terminates the employment agreement other than for cause, Mr. Steen would be entitled to receive his annual base salary for the balance of the term of the employment agreement plus the average annual bonus, if any, awarded to Mr. Steen for the prior two calendar years until the later of 12 months following termination or the expiration of the initial four-year term of the agreement. The employment agreement further provides that all of Mr. Steen's stock options automatically become fully vested if the Company terminates the agreement for any reason other than for cause.

On January 1, 2001, the Company entered into a two-year employment agreement, which renews for successive one year terms unless terminated by either party, with William H. Wilcox that provides that he will serve as the Company's president. The employment agreement provides for annual base compensation of $350,000. Mr. Wilcox is also eligible for a performance bonus of up to 100% of his annual base salary. In the event the Company terminates the employment agreement other than for cause, Mr. Wilcox would be entitled to receive his annual base salary for the balance of the term of the employment agreement plus the average annual bonus, if any, awarded to Mr. Wilcox for the prior two calendar years until the later of 12 months following termination or the expiration of the initial two-year term of the agreement. The employment agreement further provides that if the Company terminates the agreement for any reason other than for cause all of Mr. Wilcox's stock options automatically become fully vested.

17. SUBSEQUENT EVENTS

On February 22, 2002, USPI acquired, through USPE, 100% of the assets except for the building used to operate Hospital San Carlos, a private hospital in Murcia, Spain, for approximately 8.3 million euros (approximately $7.3 million as of the acquisition closing date), of which $6.6 million was paid in cash at the time of closing and $0.7 million will be payable in February 2003.

The Company has entered into letters of intent with various entities regarding possible joint venture, development or acquisition projects. These projects are in various stages of negotiation.

18. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The following information is presented as required by regulations of the Securities and Exchange Commission in connection with the Debt Offering. This information is not routinely prepared for use by management. The operating and investing activities of the separate legal entities included in the consolidated financial statements are fully interdependent and integrated. Accordingly, the operating results of the separate legal entities are not representative of what the operating results would be on a stand-alone basis. Revenues and operating expenses of the separate legal entities include intercompany charges for management and other services.

The $150 million 10% Senior Subordinated Notes due 2011, were issued in a private offering on December 19, 2001 and subsequently registered as publicly traded securities through a Form S-4 effective January 15, 2002, by USPI's wholly-owned finance subsidiary, United Surgical Partners Holdings, Inc. (USPH), which was created in 2001. The notes are guaranteed by USPI, which does not have independent assets or operations, and USPI's wholly-owned subsidiaries domiciled in the United States. USPI's investees in Spain and the United Kingdom are not guarantors of the obligation. USPI's investees in the United States in which USPI owns less than 100% are not guarantors of the obligation. The financial positions and results of operations *(below, in thousands)* of the respective guarantors are based upon the guarantor relationship as of the end of the year.

Condensed Consolidating Balance Sheets:

As of December 31, 2001	USPI and Wholly-owned U.S. Subsidiaries	Non-participating Investees	Consolidation Adjustments	Consolidated Total
Assets:				
Current assets:				
Cash and cash equivalents	$ 20,396	$ 13,485	$ –	$ 33,881
Accounts receivable, net	418	27,538	(410)	27,546
Other receivables	47,087	(11,174)	(5,334)	30,579
Inventories	223	5,462	–	5,685
Other	9,298	3,464	–	12,762
Total current assets	77,422	38,775	(5,744)	110,453
Property and equipment, net	41,767	170,449	(615)	211,601
Investments in affiliates	165,437	170	(153,279)	12,328
Intangible assets, net	119,596	97,350	(1,137)	215,809
Other	88,148	33,777	(115,259)	6,666
Total assets	$ 492,370	$ 340,521	$ (276,034)	$ 556,857
Liabilities and Stockholders' Equity:				
Current liabilities:				
Accounts payable	$ 2,121	$ 18,512	$ –	$ 20,633
Accrued expenses	24,758	13,733	404	38,895
Current portion of long-term debt	2,433	8,841	(634)	10,640
Total current liabilities	29,312	41,086	(230)	70,168
Long-term debt	158,170	186,093	(116,222)	228,041
Other liabilities	1,936	14,110	–	16,046
Minority interests	–	5,958	10,117	16,075
Redeemable preferred stock	–	–	–	–
Stockholders' equity	302,952	93,274	(169,699)	226,527
Total liabilities and stockholders' equity	$ 492,370	$ 340,521	$ (276,034)	$ 556,857

As of December 31, 2000	USPI and Wholly-owned U.S. Subsidiaries	Non-participating Investees	Consolidation Adjustments	Consolidated Total
Assets:				
Current assets:				
Cash and cash equivalents	$ 765	$ 2,686	$ –	$ 3,451
Restricted cash	1,731	–	–	1,731
Patient receivables, net	–	20,955	(160)	20,795
Other receivables	14,710	1,087	(12,623)	3,174
Inventories of supplies	209	4,459	–	4,668
Prepaids and other current assets	713	2,368	–	3,081
Total current assets	18,128	31,555	(12,783)	36,900
Property and equipment, net	7,609	158,225	(639)	165,195
Investments in affiliates	86,880	29	(79,631)	7,278
Intangible assets, net	36,306	79,302	(1,184)	114,424
Other assets	48,099	6,364	(47,864)	6,599
Total assets	$ 197,022	$ 275,475	$ (142,101)	$ 330,396
Liabilities and Stockholders' Equity:				
Current liabilities:				
Accounts payable	$ 402	$ 25,454	$ (9,505)	$ 16,351
Accrued expenses	8,728	15,978	141	24,847
Current portion of long-term debt	53	11,797	42,065	53,915
Total current liabilities	9,183	.53,229	32,701	95,113
Long-term debt	79,369	147,739	(93,256)	133,852
Other liabilities	457	10,766	(182)	11,041
Minority interests	–	4,947	3,827	8,774
Redeemable preferred stock	32,819	–	–	32,819
Stockholders' equity	75,194	58,794	(85,191)	48,797
Total liabilities and stockholders' equity	$ 197,022	$ 275,475	$ (142,101)	$ 330,396

Condensed Consolidating Statements of Operations:

Year ended December 31, 2001	USPI and Wholly-owned U.S. Subsidiaries	Non-participating Investees	Consolidation Adjustments	Consolidated Total
Revenues	**$ 55,537**	**$194,611**	**$ (5,780)**	**$244,368**
Operating expenses, excluding depreciation and amortization	**39,478**	**150,814**	**(5,814)**	**184,478**
Depreciation and amortization	**9,782**	**16,592**	**(258)**	**26,116**
Operating income (loss)	**6,277**	**27,205**	**292**	**33,774**
Interest income (expense), net	**(6,353)**	**(10,928)**	**13**	**(17,268)**
Other expense	**267**	**119**	**(240)**	**146**
Income (loss) before minority interests	**191**	**16,396**	**65**	**16,652**
Minority interests in income of consolidated subsidiaries	**–**	**(4,058)**	**(3,500)**	**(7,558)**
Income (loss) before income taxes	**191**	**12,338**	**(3,435)**	**9,094**
Income tax (expense) benefit	**285**	**(1,716)**	**–**	**(1,431)**
Net income (loss) before extraordinary items	**$ 476**	**$ 10,622**	**$ (3,435)**	**$ 7,663**

Year ended December 31, 2000	USPI and Wholly-owned U.S. Subsidiaries	Non-participating Investees	Consolidation Adjustments	Consolidated Total
Revenues	$ 5,590	$136,394	$ (3,576)	$138,408
Operating expenses, excluding depreciation and amortization	11,406	109,059	(3,844)	116,621
Depreciation and amortization	2,043	12,135	(40)	14,138
Operating income (loss)	(7,859)	15,200	308	7,649
Interest income (expense), net	(3,127)	(8,517)	16	(11,628)
Other income (expense)	499	(3,251)	1,970	(782)
Income (loss) before minority interests	(10,487)	3,432	2,294	(4,761)
Minority interests in income of consolidated subsidiaries	–	(1,358)	(974)	(2,332)
Income (loss) before income taxes	(10,487)	2,074	1,320	(7,093)
Income tax (expense) benefit	(223)	(847)	–	(1,070)
Net income (loss)	$ (10,710)	$ 1,227	$ 1,320	$ (8,163)

Year ended December 31, 1999	USPI and Wholly-owned U.S. Subsidiaries	Non-participating Investees	Consolidation Adjustments	Consolidated Total
Revenues	$ 5,551	$ 65,603	$ (741)	$ 70,413
Operating expenses, excluding depreciation and amortization	10,976	55,558	(899)	65,635
Depreciation and amortization	1,557	6,293	25	7,875
Operating income (loss)	(6,982)	3,752	133	(3,097)
Interest income (expense), net	45	(2,865)	4	(2,816)
Other income (expense)	(83)	(4,033)	3,754	(362)
Income (loss) before minority interests	(7,020)	(3,146)	3,891	(6,275)
Minority interests in (income) loss of consolidated subsidiaries	–	(187)	69	(118)
Income (loss) before income taxes	(7,020)	(3,333)	3,960	(6,393)
Income tax (expense) benefit	10	(454)	(7)	(451)
Net income (loss)	$ (7,010)	$ (3,787)	$ 3,953	$ (6,844)

Condensed Consolidating Statements of Cash Flows:

Year ended December 31, 2001	USPI and Wholly-owned U.S. Subsidiaries	Non-participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:				
Net income (loss)	**$ (2,919)**	**$ 9,121**	**$ (3,452)**	**$ 2,750**
Changes in operating and intercompany assets and liabilities and noncash items included in net loss	**2,636**	**31,906**	**3,565**	**38,107**
Net cash provided by (used in) operating activities	**(283)**	**41,027**	**113**	**40,857**
Cash flows from investing activities:				
Purchases of property and equipment, net	**(7,130)**	**(18,647)**	**–**	**(25,777)**
Purchases of new businesses	**(57,099)**	**(415)**	**126**	**(57,388)**
Other items	**(27,953)**	**(852)**	**29,409**	**604**
Net cash provided by (used in) investing activities	**(92,182)**	**(19,914)**	**29,535**	**(82,561)**
Cash flows from financing activities:				
Long-term borrowings, net	**34,842**	**(10,516)**	**(29,409)**	**(5,083)**
Proceeds from issuance of common stock	**132,818**	**239**	**(239)**	**132,818**
Other items	**(55,564)**	**–**	**–**	**(55,564)**
Net cash provided by (used in) financing activities	**112,096**	**(10,277)**	**(29,648)**	**72,171**
Effect of exchange rate changes on cash	**–**	**(37)**	**–**	**(37)**
Net increase (decrease) in cash	**19,631**	**10,799**	**–**	**30,430**
Cash at inception	**765**	**2,686**	**–**	**3,451**
Cash at the end of the year	**$ 20,396**	**$ 13,485**	**$ –**	**$ 33,881**

Year ended December 31, 2000	USPI and Wholly-owned U.S. Subsidiaries	Non-participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:				
Net income (loss)	$ (10,710)	$ 1,226	$ 1,321	$ (8,163)
Changes in operating and intercompany assets and liabilities and noncash items included in net income (loss)	(634)	21,104	(1,304)	19,166
Net cash provided by (used in) operating activities	(11,344)	22,330	17	11,003
Cash flows from investing activities:				
Sales (purchases) of property and equipment, net	(4,233)	4,719	–	486
Purchases of new businesses	(42,942)	(65,581)	25,239	(83,284)
Other items	4,100	(3,703)	7,336	7,733
Net cash provided by (used in) investing activities	(43,075)	(64,565)	32,575	(75,065)
Cash flows from financing activities:				
Long-term borrowings, net	33,750	17,358	(7,336)	43,772
Proceeds from issuance of common stock	5,069	25,239	(25,239)	5,069
Other items	15,895	(1,545)	–	14,350
Net cash provided by (used in) financing activities	54,714	41,052	(32,575)	63,191
Effect of exchange rate changes on cash	–	623	(17)	606
Net increase (decrease) in cash	295	(560)	–	(265)
Cash at the beginning of the year	470	3,246	–	3,716
Cash at the end of the year	$ 765	$ 2,686	$ –	$ 3,451

Year ended December 31, 1999	USPI and Wholly-owned U.S. Subsidiaries	Non-participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:				
Net income (loss)	$ (7,011)	$ (3,787)	$ 3,954	$ (6,844)
Changes in operating and intercompany assets and liabilities and noncash items included in net income (loss)	9,622	5,490	(3,954)	11,158
Net cash provided by (used in) operating activities	2,611	1,703	–	4,314
Cash flows from investing activities:				
Purchases of property and equipment, net	(2,868)	(9,940)	–	(12,808)
Purchases of new businesses	(36,960)	(2,427)	3,525	(35,862)
Other items	(6,472)	1,157	6,472	1,157
Net cash provided by (used in) investing activities	(46,300)	(11,210)	9,997	(47,513)
Cash flows from financing activities:				
Long-term borrowings, net	40,627	7,492	(6,472)	41,647
Proceeds from issuance of common stock	–	3,525	(3,525)	–
Other items	506	–	–	506
Net cash provided by (used in) financing activities	41,133	11,017	(9,997)	42,153
Effect of exchange rate changes on cash	–	(203)	–	(203)
Net increase (decrease) in cash	(2,556)	1,307	–	(1,249)
Cash at the beginning of the year	3,026	1,939	–	4,965
Cash at the end of the year	$ 470	$ 3,246	$ –	$ 3,716

19. NEW ACCOUNTING PRONOUNCEMENTS

On July 20, 2001 the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), and No. 142, Accounting for Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 141, all business combinations initiated after June 30, 2001 will be accounted for using the purchase method of accounting; the use of the pooling-of-interests method of accounting will be prohibited. USPI adopted this standard on January 1, 2002, and it did not have a material effect on the Company's financial position or results of operations.

SFAS 142 eliminates the amortization of goodwill. Under SFAS 142, the carrying amount of goodwill should be tested for impairment at least annually at the reporting unit level, as defined, and will be reduced only if it is found to be impaired or is associated with assets sold or otherwise disposed of. SFAS 142 is effective for fiscal years beginning after December 15, 2001 except that SFAS 142 requires the cessation of goodwill amortization resulting from acquisitions consummated subsequent to June 30, 2001. USPI adopted this standard on January 1, 2002 and is assessing its impact including the determination of reporting units and the methodology for testing intangible assets for impairment. The table below shows the Company's net income (loss) for the years ended December 31, 2001 and 2000 on a pro forma basis as if the cessation of goodwill amortization required by the new standard had occurred January 1, 2000 (in thousands, except per share amounts):

	Years Ended December 31,	
	2001	2000
Net income (loss) before extraordinary items attributable to common shareholders, as reported	**$ 4,979**	$ (14,134)
Goodwill amortization, net of applicable income tax benefits	**4,184**	4,170
Pro forma net income (loss) before extraordinary items attributable to common shareholders	**$ 9,163**	$ (9,964)
Diluted earnings (loss) per share before extraordinary items, as reported	**$ 0.26**	$ (1.80)
Goodwill amortization, net of applicable income tax benefits	**0.22**	0.53
Pro forma diluted earnings (loss) per share before extraordinary items	**$ 0.48**	$ (1.27)

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 applies to legal obligations associated with the retirement of tangible, long-lived assets. SFAS 143 requires that all entities recognized the estimated fair value of an asset retirement obligation as a liability in the period in which it is incurred, if a reasonable estimate of fair value can be made. SFAS 143 also requires that all entities capitalized the associated asset retirement costs as part of the carrying amount of the long-lived asset. The Company must adopt SFAS 143 as of January 1, 2003. The Company does not believe that this standard will have a material effect on the Company's future financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and amends the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions. The following highlights the major changes:

- **Assets to be held and used**–no longer required to allocate goodwill to the assets.
- **Assets to be disposed of by abandonment**–requires the revision of the estimated depreciable life of the assets.
- **Assets to be disposed of either by exchange for similar productive assets or distribution to owners in a spinoff**–requires the recognition of an impairment loss if the carrying amounts of the assets exceed their fair value at the time of disposal or spinoff.
- **Assets to be disposed of by sale**–requires the remeasurement of the assets at either the carrying amount or the fair value less costs to sell, whichever is lower, with no further depreciation or amortization of the assets.
- **Discontinued operations**–excludes future operating losses until realized; now includes discontinued "components of an entity," which has a broader definition than a segment.

The Company adopted SFAS 144 as of January 1, 2002 which did not have a material effect on the Company's financial position or results of operations.

20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2001			
	First	Second	Third	Fourth
Net revenues	$ 53,836	$ 59,896	$ 60,783	$ 69,853
Income (loss) before extraordinary items	519	1,753	1,724	3,667
Extraordinary items, net of tax	–	–	–	(4,913)
Net income (loss)	519	1,753	1,724	(1,246)
Basic earnings (loss) per share:				
Income (loss) before extraordinary items	$ (0.04)	$ 0.06	$ 0.05	$ 0.13
Extraordinary items, net of taxes	–	–	–	(0.20)
Total	$ (0.04)	$ 0.06	$ 0.05	$ (0.07)
Diluted earnings (loss) per share:				
Income (loss) before extraordinary items	$ (0.04)	$ 0.06	$ 0.05	$ 0.13
Extraordinary items, net of taxes	–	–	–	(0.20)
Total	$ (0.04)	$ 0.06	$ 0.05	$ (0.07)

	2000			
	First	Second	Third	Fourth
Net revenues	$ 25,043	$ 36,705	$ 36,183	$ 40,477
Income (loss) before extraordinary items	(1,031)	(1,262)	(1,607)	(4,263)
Extraordinary items, net of tax	–	–	–	–
Net income (loss)	(1,031)	(1,262)	(1,607)	(4,263)
Basic earnings (loss) per share:				
Income (loss) before extraordinary items	$ (0.58)	$ (0.27)	$ (0.32)	$ (0.63)
Extraordinary items, net of taxes	–	–	–	–
Total	$ (0.58)	$ (0.27)	$ (0.32)	$ (0.63)
Diluted earnings (loss) per share:				
Income (loss) before extraordinary items	$ (0.58)	$ (0.27)	$ (0.32)	$ (0.63)
Extraordinary items, net of taxes	–	–	–	–
Total	$ (0.58)	$ (0.27)	$ (0.32)	$ (0.63)

Quarterly operating results are not necessarily representative of operations for a full year for various reasons, including case volumes, interest rates, acquisitions, changes in contracts, the timing of price changes, and financing activities. For example, the fourth quarter of 2001 includes extraordinary expense of $4.9 million, which represents the write-off of the unamortized discount on a senior subordinated note and the unamortized debt issue costs related to the company's primary Spain credit agreement, both of which were paid off prior to their maturity dates using the proceeds of the Debt Offering in December 2001. In addition, USPI's capital structure was significantly altered by the Debt Offering and IPO during 2001, and USPI has completed acquisitions throughout 2000 and 2001, all of which significantly affect the comparability of net income and earnings per share from quarter to quarter.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
United Surgical Partners International, Inc.:

We have audited the accompanying consolidated balance sheets of United Surgical Partners International, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Surgical Partners International, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Dallas, Texas
February 22, 2002

DIRECTORS AND OFFICERS

Board of Directors

Donald E. Steen
Chairman of the Board
Chief Executive Officer
United Surgical Partners International, Inc.

Dave A. Alexander, Jr., M.D.
Chairman
OrthoLink Physicians Corporation

Joel T. Allison, FACHE
President and Chief Executive Officer
Baylor Health Care System

James C. Crews
Former Chief Executive Officer
Banner Health Arizona

John C. Garrett, M.D.
Founder
Resurgens, P.C.

D. Scott Mackesy
General Partner
Welsh, Carson, Anderson & Stowe

Thomas L. Mills
Partner
Winston & Strawn

Boone Powell, Jr.
Former Chairman of the Board
Baylor Health Care System

Paul B. Queally
General Partner
Welsh, Carson, Anderson & Stowe

William H. Wilcox
President
United Surgical Partners International, Inc.

David P. Zarin, M.D.
Founding Partner
Texas ENT Specialists, PA, and
TOPS Surgical Specialty Hospital

Officers

Donald E. Steen
Chairman and Chief Executive Officer

William H. Wilcox
President

Jonathan R. Bond
Senior Vice President, Operations

Brett P. Brodnax
Senior Vice President, Development

Monica Cintado
Vice President of International Operations
and New Market Development

Mark C. Garvin
Senior Vice President, Operations

Mark A. Kopser
Senior Vice President and
Chief Financial Officer

Gabriel Masfurroll
President
United Surgical Partners Spain

Pat McCann
Managing Director
United Surgical Partners United Kingdom

Richard J. Sirchio
Treasurer and Vice President/Investor Relations

Dale L. Stegall
Senior Vice President and General Counsel

Mark A. Tulloch
President and Chief Operating Officer
OrthoLink Physicians Corporation

John J. Wellik
Vice President, Controller, Compliance
Officer and Secretary

Independent Public Accountants
KPMG LLP
200 Crescent Court, Suite 300
Dallas, TX 75201-1885

Corporate Counsel
Nossaman, Guthner, Knox and Elliott, LLP
445 S. Figueroa Street
31st Floor
Los Angeles, CA 90071-1602

Transfer Agent
First Union National Bank
Equity Services
1525 West W.T. Harris Blvd., Bldg. 3C3
Charlotte, NC 28262-1153
(704) 590-7381

Corporate Headquarters
United Surgical Partners International, Inc.
15305 Dallas Parkway
Suite 1600 - LB 28
Addison, Texas 75001
(972) 713-3500
www.unitedsurgical.com

Form 10-K

The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2001, with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing: Shareholder Relations, United Surgical Partners International, Inc., 15305 Dallas Parkway, Suite 1600 - LB 28, Addison, Texas 75001.

Common Stock

The Company's Common Stock has been traded on The Nasdaq stock market (National Market) under the symbol USPI since June 8, 2001. The following table sets forth the quarterly high and low closing sales prices as reported on the Nasdaq National Market System since the Company's initial public offering.

	High	Low
2001		
Third Quarter *(beginning with June 7th IPO)*	25.30	15.00
Fourth Quarter	22.10	14.87
2002		
First Quarter	23.20	16.56

As of March 25, 2002, the Company had a total of approximately 2,285 stockholders, including 335 stockholders of record and approximately 1,950 persons or entities holding Common Stock in nominee name.

The Company has never paid any cash dividend on its capital stock. The Company currently anticipates that all of its earnings will be retained to finance the growth and development of its business, and therefore, does not anticipate that any dividend will be declared or paid on the Common Stock in the foreseeable future.

DOMESTIC AND INTERNATIONAL LOCATIONS

UNITED STATES

TEXAS
Dallas/Fort Worth
Healthcare Partner:
Baylor Health Care System
Facilities:
Baylor Surgicare
Denton Surgicare
*Frisco Medical Center **
Grapevine Surgery Center
*Lewisville Surgicare **
Medical Center Surgicare
Metroplex Surgicare
North Texas Surgery Center (De Soto)
Physicians Daysurgery Center
Premier Ambulatory Surgery of Garland
Surgery Center of Arlington
Texas Surgery Center
Valley View Surgery Center

East Texas
Facilities:
*Physicians' Surgery Center of Longview **

Houston
Healthcare Partner:
Memorial Hermann Healthcare System
Facilities:
Doctors Outpatient Surgicenter
*Sugar Land Surgical Hospital **
TOPS Surgical Specialty Hospital
United Surgery Center - SouthEast

GEORGIA
Atlanta
Healthcare Partner:
Northside Hospital
Facilities:
Advanced Surgery Center
East West Surgery Center
Lawrenceville Surgery Center
Northwest Georgia Orthopaedic Surgery Center
Resurgens Surgical Center
Roswell Surgery Center

TENNESSEE
Nashville
Healthcare Partner:
Saint Thomas Health Services
Facilities:
Baptist Ambulatory Surgery Center
Middle Tennessee Ambulatory Surgery Center
Physicians Pavilion Surgery Center
*Saint Thomas Surgicare **

Knoxville
Healthcare Partner:
Covenant Healthcare
Facilities:
Parkwest Surgery Center

Johnson City
Healthcare Partner:
Johnson City Medical Center
Facilities:
Mountain Empire Surgery Center

ARIZONA
Phoenix
Facilities:
*Phoenix Surgical Hospital **
Warner Park Surgery Center

CALIFORNIA
Los Angeles
Facilities:
Coast Surgery Center of South Bay, Inc.
San Gabriel Valley Surgical Center

FLORIDA
Winter Park
Facilities:
University Surgical Center

Sarasota
Facilities:
Surgery Center of Sarasota

NEW JERSEY
Healthcare Partner:
Meridian Health System
Facilities:
Shrewsbury Ambulatory Surgery Center
Toms River Surgery Center

NEW MEXICO
Albuquerque
Facilities:
New Mexico Orthopaedic Surgery Center

Las Cruces
Facilities:
Las Cruces Surgery Center

OHIO
Columbus
Healthcare Partner:
OhioHealth
Facilities:
Eastside Surgery Center
Riverside Outpatient Surgery Center

ALABAMA
Decatur
Healthcare Partner:
Decatur General Hospital
Facilities:
Decatur Surgery Center

MISSOURI
Kansas City
Facilities:
Creekwood Surgery Center

NEW YORK
Long Island
Facilities:
Day-Op Center of Long Island

NEVADA
Las Vegas
Healthcare Partner:
Saint Rose Dominican Hospital
Facilities:
Parkway Surgery Center

OKLAHOMA
Oklahoma City
Facilities:
Specialists Surgery Center

VIRGINIA
Fredericksburg
Facilities:
Surgi-Center of Central Virginia

WYOMING
Jackson Hole
Facilities:
Teton Outpatient Services

UNITED KINGDOM

London
Facilities:
Holly House Hospital
Parkside Hospital

SPAIN

Madrid
Facilities:
Clinica San Camilo
Clinica San Jose
USP Dermoestetica

Barcelona
Facilities:
Centro de Cirugia Ambulatorio
Instituto Universitario Dexeus

La Coruna
Facilities:
Instituto Policlinico Santa Teresa

Murcia
Facilities:
USP Hospital San Carlos

Seville
Facilities:
Clinica Sagrado Corazon

Vitoria
Facilities:
Clinica Nuestra Senora de la Esperanza

* *In development*


United Surgical Partners
INTERNATIONAL

15305 DALLAS PARKWAY

SUITE 1600 - LB 28

ADDISON, TEXAS 75001

972.713.3500

WWW.UNITEDSURGICAL.COM